Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124501
Case New Holland Inc.
Offer to Exchange
$500,000,000 6% Senior Notes due 2009 and
$1,050,000,000 9 1/4% Senior Notes due 2011
for
$500,000,000 6% Senior Notes due 2009 and
$1,050,000,000 9 1/4% Senior Notes due 2011
that have been registered under
the Securities Act of 1933, as amended
     We are offering to exchange our 6% Senior Notes due 2009 and our 9 1/4% Senior Notes due 2011, or the “new notes,” for our currently outstanding 6% Senior Notes due 2009 and 9 1/4% Senior Notes due 2011, or the “old notes.” We sometimes refer to the new notes and the old notes collectively as the “notes.”

•	The exchange offer expires at 5:00 p.m., New York City time, on June 21, 2005, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The new notes are substantially identical to the old notes, except that the new notes have been registered under the Securities Act of 1933, as amended, and will not contain restrictions on transfer or have registration rights. The new notes will represent the same debt as the old notes, and we will issue the new notes under the same indentures.

•	We do not intend to apply for listing of the new notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	The exchange offer is not subject to any conditions other than that the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	The exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations — Treatment of Exchanges under Exchange Offer.”

•	We will not receive any proceeds from the exchange offer.
     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
     For a discussion of factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 9.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 18, 2005.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
PRESENTATION OF CERTAIN INFORMATION
      CNH Global N.V. (“CNH Global”) is incorporated in The Netherlands under Dutch law. CNH Global combines the operations of New Holland N.V. (“New Holland”) and Case Corporation (“Case”), as a result of their business merger on November 12, 1999. As used in this prospectus, all references to “New Holland” or “Case” refer to (1) the pre-merger business and/or operating results of either New Holland or Case (now a part of CNH America LLC (“CNH America”)) on a stand-alone basis, or (2) the continued use of the New Holland and Case product brands.
      As of December 31, 2004, Fiat S.p.A. (“Fiat”) owned approximately 84% of CNH Global’s common shares through Fiat Netherlands Holding N.V. (“Fiat Netherlands”), excluding the impact of the conversion of 8 million shares of CNH Global’s Series A Preference Shares (“Series A Preferred Stock”) held by Fiat and an affiliate of Fiat. Assuming all of the Series A Preferred Stock held by Fiat and its affiliate were converted into CNH Global common shares in accordance with the terms thereof, Fiat would own approximately 91% of CNH Global’s common stock as of December 31, 2004. Fiat is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. Fiat also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems.
      Certain information in this prospectus has been presented by geographic area. We define our geographic areas as (1) North America, (2) Western Europe, (3) Latin America and (4) Rest of World. As used in this prospectus, all references to “North America,” “Western Europe,” “Latin America” and “Rest of World” are defined as follows:

•	North America — United States and Canada.

•	Western Europe — Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

•	Latin America — Mexico, Central and South America, and the Caribbean Islands.

•	Rest of World — Those areas not included in North America, Western Europe and Latin America, as defined above.

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WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. You may find additional information about us and the new notes in the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.
      A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The registration statement is also available to you at the SEC’s web site at http://www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You can request a copy of the documents incorporated by reference in this prospectus and a copy of the indentures, registration rights agreements and other agreements referred to in this prospectus by requesting them in writing at the following address or by telephone from us at the following telephone number:

CNH Investor Relations
100 South Saunders Road
Lake Forest, Illinois 60045
(1) 847-955-3910
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      CNH Global files annual reports and other information with the SEC. You may read and copy any document filed by CNH Global at the SEC’s public reference rooms referred to above. CNH Global’s SEC filings also are available at the SEC’s web site at http://www.sec.gov.
      We incorporate by reference the documents listed below and any future filings made with the SEC by CNH Global under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until the exchange offer has been completed. We may incorporate by reference into this prospectus our reports on Form 6-K that we identify in the Form 6-K as being incorporated into this registration statement filed after the date of this prospectus and before the exchange offer has been completed.

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

•	Current Reports on Form 6-K furnished on January 13, 2005, January 24, 2005, February 3, 2005 (the second report filed on this date relating to CNH Global’s reorganization of its agricultural equipment business and executive transition), February 15, 2005, March 17, 2005, March 22, 2005, March 30, 2005, April 19, 2005, April 21, 2005 and May 4, 2005.
      The information incorporated by reference in this prospectus is considered to be part of this prospectus, and information that CNH Global files later with the SEC prior to the expiration of this exchange offer will automatically be updated and supersede this information.
FORWARD-LOOKING STATEMENTS
      This prospectus includes, and incorporates by reference, “forward-looking statements.” All statements other than statements of historical fact contained in this prospectus, including statements regarding our

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competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal” or similar terminology.
      Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the ratings of Fiat, risks related to our relationship with Fiat, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in CNH Global’s Form 20-F for the fiscal year ended December 31, 2004.
      We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

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SUMMARY
      This summary highlights information located elsewhere in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2004 (our “Form 20-F”), which is incorporated by reference in this prospectus. It does not contain all the information that is important to you. You should read this summary together with the more detailed information and consolidated financial statements and notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other factors, the matters discussed under “Risk Factors” in this prospectus and in our Form 20-F. Unless the context otherwise requires, as used in this prospectus, (1) the terms “CNH,” “the company,” “we” and “our” refer to CNH Global N.V. and its consolidated subsidiaries, (2) the term “Case New Holland” refers to Case New Holland Inc., the issuer of the notes and (3) the term “CNH Global” refers to CNH Global N.V. (excluding its consolidated subsidiaries), which owns 100% of the capital stock of Case New Holland and is one of the guarantors of the notes.
Our Business

General
      We are a global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both agricultural and construction equipment. Our global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. We organize our operations into three business segments: agricultural equipment, construction equipment and financial services. We believe that we are, based on units sold, one of the largest manufacturers of agricultural equipment and one of the largest manufacturers of construction equipment in the world. We believe we have one of the industry’s largest equipment finance operations.
      We market our products globally through our two highly recognized brand families, Case and New Holland. The Case agricultural brand family includes the Case IH and Steyr brand names, while the Case construction equipment brand family is represented by the Case brand name. The New Holland agricultural brand family is represented by the New Holland name, and the New Holland construction equipment brand family includes the New Holland and Kobelco brand names. We manufacture our products in 39 facilities throughout the world and distribute our products in approximately 160 countries through an extensive network of approximately 11,400 dealers and distributors.

Our Business Segments
      We operate through distinct agricultural equipment and construction equipment segments, which together are known as our Equipment Operations, and in addition provide financial services through our Financial Services segment.

Equipment Operations
      In agricultural equipment, we believe we are one of the leading global manufacturers of agricultural tractors and combines based on units sold, and we have leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, we have leading positions in backhoe loaders, in skid steer loaders in North America and a leading position in crawler excavators in Western Europe. In addition, we provide a complete range of replacement parts and services to support our equipment. For the year ended December 31, 2004, our net sales of agricultural equipment represented approximately 66% of our revenues, net sales of construction equipment represented approximately 29% of our revenues and Financial Services represented approximately 5% of our revenues.
      We believe that we are the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2004, approximately 42% of our net sales of agricultural equipment were generated from net sales in North America, approximately 34% in Western Europe, approximately 9% in Latin America and approximately 15% in the Rest of World. For the same period, approximately 52% of our net sales of construction equipment were generated in North America, approximately 33% in Western Europe, approximately 6% in Latin America and approximately 9% in the Rest of World. Our broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.

Financial Services
      We offer a range of Financial Services products, including, retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of our products, we offer wholesale financing to our dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products. Our retail financing alternatives are intended to be competitive with financing available from third parties. We also offer retail financing in Brazil and Australia through wholly-owned subsidiaries and in Western Europe through our joint venture with BNP Paribas Lease Group. We believe that these activities are a core component of our business. As of December 31, 2004, Financial Services managed a portfolio of receivables, both on- and off-book, of approximately $13.3 billion.
      CNH Global has its registered office in the World Trade Centre, Amsterdam Airport, Tower B, 10th Floor, Schiphol Boulevard 217, 1118 BH Amsterdam, The Netherlands (telephone number: (31)-20-446-0429). It was incorporated on August 30, 1996. Our agent for U.S. federal securities law purposes is Roberto Miotto, 100 South Saunders Road, Lake Forest, Illinois 60045 (telephone number: (1)-847-955-4914).

The Exchange Offer
      For a more complete description of the terms of the exchange offer, see “The Exchange Offer.”

Old Notes	• $500,000,000 aggregate principal amount of 6% Senior Notes due 2009

• $1,050,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2011

The old notes were issued in transactions exempt from registration under the Securities Act and are subject to transfer restrictions.

New Notes	• $500,000,000 aggregate principal amount of 6% Senior Notes due 2009

• $1,050,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2011

The new notes have been registered under the Securities Act. The form and terms of the new notes and old notes are identical in all material respects (including principal amount, interest rate and maturity), except that the transfer restrictions of and registration rights provisions relating to the old notes do not apply to the new notes.

The Exchange Offer	We are offering to exchange:

• up to $500,000,000 aggregate principal amount of our 6% Senior Notes due 2009 for $500,000,000 aggregate principal amount of our currently outstanding 6% Senior Notes due 2009, and

• up to $1,050,000,000 aggregate principal amount of our 9 1/4% Senior Notes due 2011 for $1,050,000,000 aggregate principal amount of our currently outstanding 9 1/4% Senior Notes due 2011.

See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 21, 2005, unless extended (the “expiration date”).

Conditions of the Exchange Offer	Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. See “The Exchange Offer — Conditions of the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Old Notes	Brokers, dealers, commercial banks, trust companies and other nominees who hold old notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender old notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange

Offer — Procedures for Tendering”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the old notes must be tendered in accordance with DTC’s ATOP procedures for transfer.

To tender old notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions contained in this prospectus and in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the old notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date.

By tendering your old notes, you represent to us that:

• you are acquiring the new notes in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in a distribution of the old notes or the new notes;

• you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

• you are not engaged in, and do not intend to engage in, the distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

See “The Exchange Offer — Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes in the exchange offer but your old notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book- entry transfer cannot be completed on a timely basis, you may still tender your old notes by completing, signing and delivering the letter of transmittal or, in the case of a book-

entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your old notes according to the guaranteed delivery procedures set forth in “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all old notes that are properly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Exchange Agent	JPMorgan Chase Bank, N.A. is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer — Exchange Agent.”

United States Federal Income Tax Consequences	The exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes. You will not recognize any taxable gain or loss as a result of exchanging old notes for new notes and you will have the same tax basis and holding period in the new notes as you had in the old notes immediately before the exchange. See “Certain United States Federal Income Tax Considerations.”

Consequences of Failure to Exchange the Old Notes	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Because the old notes have not been registered under the Securities Act, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to provide for registration of the old notes under the Securities Act. You do not have any appraisal or dissenters’ rights under the indentures governing the notes in connection with the exchange offer. See “The Exchange Offer — Consequences of Failure to Exchange.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes pursuant to the exchange offer.

The New Notes
      The summary below describes the principal terms of the new notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of Notes” section of this prospectus for a more detailed description of the new notes.

Issuer	Case New Holland Inc.

Notes Offered	$500,000,000 aggregate principal amount of 6% Senior Notes due 2009 (the “6% notes”).

$1,050,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2011 (the “9 1/4% notes”).

Maturity Date	The 6% notes will mature on June 1, 2009.

The 9 1/4% notes will mature on August 1, 2011.

Guarantees	The new notes will be guaranteed by CNH Global and certain of its direct and indirect subsidiaries, including certain of Case New Holland’s direct and indirect subsidiaries.

Interest Payment Dates	Interest will be payable in cash on the 6% notes on June 1 and December 1 of each year, beginning on June 1, 2005.

Interest will be payable in cash on the 9 1/4% notes on February 1 and August 1 of each year, beginning on August 1, 2005.

Ranking	The notes will be our unsecured senior obligations and will rank equally with all of our existing and future senior unsecured debt, and senior to any of our subordinated debt. The guarantees of the notes by CNH Global and certain of its direct and indirect subsidiaries, including certain of Case New Holland’s direct and indirect subsidiaries, will rank equally to all of CNH Global and such subsidiaries’ existing and future senior unsecured obligations, the notes and the guarantees thereof will be effectively subordinated to all secured indebtedness of Case New Holland and the guarantors to the extent of the assets securing such indebtedness. As of December 31, 2004, Case New Holland and the guarantors had $450 million of secured debt. The notes will also be structurally subordinated to all debt and other obligations, including trade payables, of non-guarantor subsidiaries. As of December 31, 2004, excluding debt owed to the guarantors, such non-guarantor subsidiaries had $3.8 billion of outstanding debt, $949 million of which is debt of Equipment Operations.

Optional Redemption	With respect to the 6% notes, we may redeem some or all of the 6% notes at any time at a “make-whole” premium as described under the “Description of Notes” section under the heading “Redemption — Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

With respect to the 9 1/4% notes, we may redeem some or all of the 9 1/4% notes at any time on or after August 1, 2007 at the redemption prices set forth in the “Description of Notes” section under the heading “Redemption — Optional Redemption.”

In addition, we may redeem up to 35% of the 9 1/4% notes on or prior to August 1, 2006 from the proceeds of certain sales of our equity securities at 109.25% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the 9 1/4% notes issued remains outstanding and the redemption occurs within 90 days of the date of the closing of the equity offering.

See “Description of Notes — Redemption — Optional Redemption.”

Change of Control Offer	Upon the occurrence of a change of control (as defined in the “Description of Notes” section), you will have the right, as holders of the notes, to require us to repurchase some or all of your notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indentures that govern each series of notes contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on our capital stock or repurchase our capital stock;

• make certain investments;

• enter into certain types of transactions with affiliates;

• limit dividends or other payments by our restricted subsidiaries to us;

• use assets as security in other transactions;

• enter into sale and leaseback transactions; and

• sell certain assets or merge with or into other companies.

These covenants are subject to important exceptions and qualifications, including but not limited to exceptions whereby some of these covenants will cease to apply before the notes mature if the notes achieve investment grade ratings by both Standard & Poor’s Ratings Services or any successor entity (“Standard & Poor’s”) and Moody’s Investors Service, Inc. or any successor entity (“Moody’s”). See “Description of Notes — Certain Covenants.”

Financial Services	Under the terms of the indentures governing the notes, we will be able, subject to certain conditions, to dispose of the capital stock or assets of our Financial Services subsidiaries without complying with the requirement under each of the indentures to use the proceeds thereof to purchase the notes under certain circumstances. In addition, the indentures permit us to designate our Financial Services subsidiaries as “unrestricted subsidiaries” if we comply with certain conditions, in which case they will not be subject to the restrictions of the indentures. See “Description of Notes.”

Original Issue Discount	The old 6% notes were issued at an original issue discount (OID) for U.S. federal income tax purposes. In each tax year during which a 6% note is held, a United States holder of such new note generally is required to include the OID in income as it accrues in accordance with a constant yield method, irrespective of the receipt of the related cash payments, and regardless of its regular method of accounting for U.S. federal income tax purposes. The OID accrual schedule for a new note will be the same as that of the old note exchanged for such new note. See “Certain United States Federal Income Tax Considerations — United States Holders — Original Issue Discount.”
You should refer to the section “Risk Factors” for an explanation of certain risks of investing in the notes.

RISK FACTORS
      Before participating in the exchange offer and investing in the new notes, you should consider carefully the following factors, the risk factors contained in our Form 20-F and the information contained in the rest of this prospectus and the documents incorporated by reference in this prospectus.
Risks Relating to the Exchange Offer

You must carefully follow the required procedures in order to exchange your old notes.
      The new notes will be issued in exchange for old notes only after timely receipt by the exchange agent of a duly executed letter of transmittal (or an agent’s message (as defined under “The Exchange Offer — Procedures for Tendering”)) and all other required documents. Therefore, if you wish to tender your old notes, you must allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to notify you of defects or irregularities with respect to tenders of old notes for exchange. Any holder of old notes who tenders in the exchange offer for the purpose of participating in a distribution of the new notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

If you do not exchange old notes for new notes, transfer restrictions will continue and trading of the old notes may be adversely affected.
      The old notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Old notes that are not tendered for exchange for new notes or are tendered but not accepted will, following completion of the exchange offer, continue to be subject to existing restrictions upon transfers. We do not currently expect to register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the old notes, if any, could be adversely affected.
Risks Related to the New Notes

The new notes will be effectively subordinated to Case New Holland’s existing and future secured debt and other secured obligations, and the guarantees of the new notes will be effectively subordinated to the guarantors’ secured debt and other secured obligations.
      Holders of Case New Holland’s secured debt and the secured debt of any guarantor will have claims that are prior to your claims as holders of the new notes to the extent of the value of the assets securing that other debt. The new notes and the guarantees will be effectively subordinated to all such secured debt to the extent of the value of its collateral. In the event of any distribution or payment of Case New Holland’s or any other guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have a prior claim to the assets that constitute their collateral. Holders of the new notes will participate ratably with all holders of Case New Holland’s and the guarantors’ unsecured senior debt, and potentially with all of their other general creditors, based upon the respective amounts owed to each holder or creditor, in their respective remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the new notes. As a result, holders of new notes may receive less, ratably, than holders of secured debt. As of December 31, 2004, Case New Holland and the guarantors had approximately $450 million of secured debt. CNH Global and its subsidiaries may also incur additional senior secured debt in the future, consistent with the terms of the indentures governing the new notes and our other debt agreements.

If an active trading market for the new notes does not develop, the liquidity and value of the new notes could be harmed.
      There is no existing market for the new notes and Case New Holland cannot assure you that an active trading market will develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value, or at all. Future trading prices of the new notes will depend on, among other things, the ability of Case New Holland to effect the exchange offer or registration of the notes, prevailing interest rates, its and our operating results and the market for similar securities. The initial purchasers of the old notes in the original offerings have advised Case New Holland that they intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. Case New Holland does not intend to apply for listing of the new notes on any securities exchange.

At any time when the new notes are rated investment grade, we will not be subject to most of the covenants in the indentures governing such new notes.
      At any time when any of the new notes are rated “investment grade” by both Standard & Poor’s and Moody’s, CNH Global and its subsidiaries will not be subject to most of the covenants contained in the indentures governing such new notes. This may allow the taking of actions that could be adverse to the interests of the holders of the new notes.

Both Case New Holland and CNH Global are holding companies with no direct operations and the new notes will be effectively subordinated to all indebtedness of subsidiaries that are not guarantors of the new notes.
      Both Case New Holland and CNH Global are holding companies with no direct operations. Their principal assets are the equity interests and investments they hold in their subsidiaries. As a result, they depend on dividends and other payments from their subsidiaries to generate the funds necessary to meet their financial obligations, including the payment of principal of and interest on their outstanding debt. Their subsidiaries are legally distinct from them and have no obligation to pay amounts due on their debt or to make funds available to them for such payment except as provided in the note guarantees or pursuant to intercompany notes. Not all of Case New Holland’s or CNH Global’s subsidiaries will guarantee the new notes. A holder of new notes will not have any claim as a creditor against subsidiaries of Case New Holland and CNH Global that are not guarantors of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those non-guarantor subsidiaries will be effectively senior to your claims.

In the event of a change of control, CNH Global and Case New Holland may not be able to satisfy all of their obligations under our existing credit facilities, the new notes or our other indebtedness.
      If, following the issuance of the new notes, CNH Global or Case New Holland experiences specific kinds of changes of control, Case New Holland will be required to repurchase all outstanding new notes. However, CNH Global’s existing credit facilities provide that certain change of control events will constitute an event of default. Such an event of default would entitle the lenders thereunder to, among other things, cause all outstanding debt obligations under the credit facility to become due and payable and to proceed against the collateral securing such credit facility. Any event of default or acceleration of one of our credit facilities will likely also cause a default under the terms of the other indebtedness of CNH Global. There can be no assurance that CNH Global or Case New Holland will have sufficient assets or be able to obtain sufficient third-party financing to satisfy all of its obligations under our credit facilities, the new notes or our other indebtedness.
      In addition, certain of our credit facilities contain, and any future credit facilities or other agreements to which CNH Global becomes a party may contain, restrictions on its ability to offer to repurchase the new notes in connection with a change of control. In the event a change of control occurs at a time when it is prohibited from offering to purchase the new notes, Case New Holland could seek consent to offer to purchase the new notes or attempt to refinance the borrowings that contain such a prohibition. If it does not obtain the consent or refinance the borrowings, Case New Holland would remain prohibited from offering to purchase the new notes. In such case, the failure by Case New Holland to offer to purchase any of the new notes would constitute a default under the indentures governing the new notes, which, in turn, could result in amounts outstanding under any future credit facility or other agreement relating to indebtedness being declared due and payable. Any such declaration could have adverse consequences to CNH Global, Case New Holland and the holders of the new notes.

Your rights under the guarantees may be limited by laws in various jurisdictions, including fraudulent conveyance and insolvency laws.
      The new notes will be issued by Case New Holland, a Delaware corporation, and guaranteed by corporations organized under the laws of Delaware, the Netherlands, Germany, the United Kingdom, Canada, Australia and Belgium. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in any or all of such jurisdictions. Such multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of your rights. Your rights under the guarantees will be subject to the insolvency and administrative laws of several jurisdictions and there can be no assurance that you will be able to effectively enforce your rights in such complex, multiple bankruptcy, insolvency or similar proceedings.
      In addition, the bankruptcy, insolvency, administrative and other laws of the guarantors’ jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affect your ability to enforce your rights under the new notes and the guarantees in these jurisdictions or limit amounts that you may receive.
      The laws of certain of the jurisdictions in which the subsidiary guarantors are organized limit the ability of these subsidiaries to guarantee debt of a sister company. These limitations arise under various provisions or principles of corporate law, which include, among others, provisions requiring a sister guarantor to receive adequate corporate benefit from the financing. If these limitations were not observed, the guarantees of the new notes by these subsidiary guarantors would be subject to legal challenge. In these jurisdictions, the guarantees of the new notes will contain language providing that the guarantee will not be construed so as to give rise to a violation of the applicable local law restrictions. Accordingly, if you were to enforce the guarantees of the new notes of the subsidiary guarantors in these jurisdictions, your claims may be limited. Furthermore, although we believe that the guarantees of the new notes of these subsidiary guarantors are enforceable (subject to such local law restrictions), there can be no assurance that a third party creditor or a trustee would not challenge these guarantees of the new notes and prevail in court.

United States
      Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, the issuance of the guarantees by the U.S. subsidiary guarantors could be voided, if, among other things, at the time the U.S. subsidiary guarantors issued the related guarantees, the applicable subsidiary guarantor:

•	intended to hinder, delay or defraud any present or future creditor; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
      The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a U.S. subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      By its terms, the guarantee of each U.S. subsidiary guarantor will limit the liability of each such guarantor to the maximum amount it can pay without the guarantee being deemed a fraudulent transfer. CNH Global believes that immediately after the issuance of the new notes by Case New Holland and the issuance of the new note guarantees by the guarantors, CNH Global and each of the U.S. subsidiary guarantors will be solvent, will have sufficient capital to carry on their respective businesses and will be able to pay their respective debts as they mature. However, there can be no assurance as to what standard a court would apply in making these determinations or that a court would reach the same conclusions with regard to these issues. In a 2002 ruling in In re W.R. Grace & Co., the federal bankruptcy court for the District of Delaware held that under the Uniform Fraudulent Transfer Act, whether a transferor is rendered insolvent by a transfer depends on the actual liabilities of the transferor, and not what the transferor knows about such liabilities or estimated such liabilities to be at the time of the transfer. Therefore, under that court’s analysis, liabilities that are unknown, or that are known to exist but whose magnitude is not fully appreciated at the time of the transfer, may be taken into account in the context of a future determination of insolvency. If the principle articulated by that court is upheld, it would make it very difficult to know whether a transferor is solvent at the time of transfer, and would increase the risk that the incurrence of any one of the guarantees may in the future be found to be a fraudulent conveyance.

The Netherlands
      CNH Global and CNH Trade N.V., two of the guarantors, are incorporated under the laws of The Netherlands. Any insolvency proceedings applicable to them may be governed by Dutch insolvency laws. Dutch insolvency laws differ significantly from the insolvency laws of the United States and may make it more difficult for holders of the new notes to recover the amount in respect of the guarantees that they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two corporate insolvency regimes under Dutch law: (1) moratorium of payment (surseance van betaling), which is intended to facilitate the reorganization of a debtor’s debts and enable the debtor to continue as a going concern, and (2) bankruptcy (faillissement), which is primarily designed to liquidate and distribute the assets of a debtor to its creditors.
      Unlike Chapter 11 proceedings under the U.S. bankruptcy law, during which both secured and unsecured creditors generally are barred from seeking to recover on their claims, during moratorium of payment proceedings, certain secured creditors (including the senior lenders as secured creditors under the senior credit facilities) and preferential creditors may seek to satisfy their claims by proceeding against the assets that secure their claims or to which they have preferential rights. Therefore, a recovery under Dutch law could involve a sale of the assets in a manner that does not reflect their respective going concern value. Consequently, Dutch insolvency laws could preclude or inhibit a restructuring and could reduce any recovery you might obtain in an insolvency proceeding.
      In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor’s creditors on the basis of the relative priority of the claims of those creditors and, to the extent claims of certain creditors have equal priority, in proportion to the amount of such claims.

Certain parties, such as secured creditors (including senior lenders as secured creditors under senior credit facilities), will benefit from special rights. For example, secured creditors such as pledgees and mortgagees may enforce their rights separately from bankruptcy. In addition, any claims you may have may be limited depending on the date they become due and payable. All unsecured, pre-bankruptcy claims are submitted to a receiver (curator) for verification, and the receiver makes a determination as to the existence, ranking and value of the claim and whether and to what extent it should be admitted in the bankruptcy proceedings.
      Creditors that wish to dispute the verification of their claims by the receiver will need to commence a court proceeding.
      Although no interest is payable in respect of unsecured claims as of the date of a bankruptcy, if the net present value of a claim of a holder needs to be determined, such determination will be made by taking into account the agreed payment date and interest rate. The performance of a due obligation prior to the bankruptcy of a debtor may be avoided if the creditor knew that a petition for the bankruptcy of the debtor had been filed or, in certain circumstances, where the performance of the obligation resulted from consultation between the debtor and the creditor with a view to creating a preference over other creditors of the debtor.
      In addition, a transaction that a creditor entered into voluntarily is subject to avoidance if the debtor knew or should have known that the transaction would prejudice one or more of its other creditors. Such knowledge is assumed by law if the transaction has been entered into less than one year prior to the bankruptcy of the debtor. If the transaction is entered into for consideration, it may only be avoided if the creditor also knew or should have known that the transaction would prejudice the debtor’s other creditors. Knowledge of the creditor and the debtor that a transaction would prejudice other creditors of the debtor is presumed by law if such transaction has been entered into less than one year prior to the bankruptcy of the debtor or within one year before the date the claim for fraudulent conveyance is made, unless the transaction is entered into pursuant to an obligation existing prior to such one year period, if it is also established that one of the conditions referred to in article 2:46 of the Dutch Civil Code or, respectively, article 43 of the Dutch Bankruptcy Act is fulfilled. These conditions include, but are not limited to, situations where (i) the value of the obligation of the debtor materially exceeds the value of the obligation of the creditor; (ii) the debtor pays or grants security for debts which are not yet due; (iii) an agreement is made or an obligation arises from one legal entity to another if a director of one of these legal entities is also a director of the other; or (iv) an agreement is made with a group company.
      Under Dutch law, a transaction entered into by any legal entity may be avoided by that entity if such transaction is beyond the corporate purpose of such entity and is therefore ultra vires. Since CNH Trade N.V. is not a shareholder of Case New Holland, the guarantee by CNH Trade N.V. may be considered ultra vires if entering into the guarantee were not considered to be in the best interests of CNH Trade N.V. In the event that the guarantee by CNH Trade N.V. is determined to be ultra vires, such guarantee may be declared null and void.
      Although CNH Trade N.V. believes that entering into the guarantee is not ultra vires, there is limited case law and jurisprudence on this issue. Therefore, there can be no assurance that the guarantee by CNH Trade N.V. would not be considered ultra vires and declared null and void.

Germany
      CNH Deutschland GmbH, a guarantor, is incorporated in Germany. Consequently, in the event of its insolvency, insolvency proceedings may be initiated in Germany. Such proceedings would then be governed by German law.
      Under German law, insolvency proceedings can be initiated either by the debtor or by a creditor in the event of over-indebtedness (Überschuldung) of the debtor (i.e., where its liabilities exceed the value of its assets) or in the event that the debtor is unable to pay its debts as and when they fall due (Zahlungsunfähigkeit). In addition, the debtor can file for insolvency proceedings if it is imminently at risk to be unable to pay its debts as and when they fall due (drohende Zahlungsunfähigkeit). The insolvency proceedings are court controlled and the court opens the insolvency proceedings if certain formal requirements are met and if there are sufficient assets to cover at least the costs of the proceedings. The court appoints an insolvency administrator who, once the main insolvency proceedings have been opened, has full power to dispose of the debtor’s assets, whereas the debtor is no longer entitled to dispose of its assets.
      All creditors, whether secured or unsecured (unless they have a right to separate an asset from the insolvency estate (Aussonderungsrecht), who wish to assert claims against the debtor need to participate in the insolvency proceedings. Any individual enforcement action brought against the debtor by any of its creditors is subject to an automatic stay once insolvency proceedings have been opened. In the insolvency proceedings, however, secured creditors have certain preferential rights. If CNH Deutschland GmbH grants security over its assets such security may result in a preferred treatment of creditors secured by such security. Certain creditors who are secured by a pledge over a claim, or over a movable asset that such secured creditors have in their possession, are entitled to enforce their security interest by themselves. Other security interests are enforced by the insolvency administrator. In case of an enforcement by the insolvency administrator, the enforcement proceeds less certain contributory charges for (i) assessing the value of the secured assets and (ii) realizing the secured assets are paid to the creditor holding a security interest in the relevant collateral up to an amount equal to its secured claims. In any event, the remaining amount, if any, will be distributed among the unsecured creditors who are satisfied on a pro rata basis only. The proceeds resulting from the realization of the insolvency estate (Insolvenzmasse) of CNH Deutschland GmbH may not be sufficient to satisfy unsecured creditors under the guarantees granted by CNH Deutschland GmbH after the secured creditors have been satisfied. A different distribution of enforcement proceeds can be proposed in an insolvency plan (Insolvenzplan) which can be submitted by the debtor or the insolvency administrator and which requires the consent of the debtor and the consent of each class of creditors in accordance with specific majority rules.

United Kingdom
      CNH U.K. Limited and New Holland Holding Limited, two of the guarantors, are incorporated under U.K. law. Accordingly, insolvency proceedings with respect to these subsidiaries may proceed under, and be governed by, U.K. insolvency law. The procedural and substantive provisions of U.K. insolvency law generally are more favorable to secured creditors than comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors. It will generally not be possible for the U.K. guarantors or their unsecured creditors to prevent secured creditors with security interests that are superior to the security interests of holders of new notes from enforcing their security to repay the debts due to them. Our secured creditors will have priority over the assets securing their debt. As a result, your ability to realize claims against us with respect to your new notes if the U.K. guarantors become insolvent may be more limited than under U.S. and other laws.
      In addition, under U.K. insolvency law, the U.K. guarantors’ liabilities in respect of the new notes may also, in the event of insolvency or similar proceedings, rank junior to some of its other debts that are entitled to priority under U.K. law. These debts entitled to priority may include (a) amounts owed in respect of occupational pension schemes, (b) certain amounts owed to employees and (c) liquidation expenses.
      Any interest accruing under or in respect of the new notes in respect of any period after the commencement of liquidation proceedings would only be recoverable by holders of the new notes from any surplus remaining after payment of all other debts proved in such liquidation and accrued and unpaid interest up to the date of the commencement of proceedings.
      A liquidator or administrator of a U.K. guarantor could apply to the court to rescind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at less than market value. Under U.K. insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to rescind a transaction entered into by a company, if such company was insolvent (as defined in the U.K. Insolvency Act 1986) at the time of, or immediately after, the transaction and enters into a formal insolvency process within two years of the completion of the transaction. A transaction might be subject to such rescission if it involved a gift by a company or if a company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene, however, if a company entered into the transaction in good faith for the purpose of carrying on its business and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company.
      We believe that the guarantee given by each U.K. guarantor will not be provided in a transaction at less than fair value and that the guarantee will be provided in good faith for the purposes of carrying on the business of the guarantor and its subsidiaries and that there are reasonable grounds for believing that the transactions will benefit the guarantor. There can be no assurance, however, that the provisions of the guarantees by the U.K. guarantors will not be challenged by a liquidator or administrator or that a court would support our analysis.

Canada
      CNH Canada, Ltd., one of the guarantors, is organized under Canadian law. The granting of the guarantee of the new notes by CNH Canada, Ltd. may be subject to review under applicable Canadian federal or provincial law if a bankruptcy or lawsuit is commenced by or on behalf of CNH Canada, Ltd.’s unpaid creditors. Under such laws, if a court were to find that, at the time such guarantor incurred the guarantee of the notes, such guarantor:
      either:

•	incurred the guarantee of the new notes with the intent of defeating, hindering, delaying or defrauding current or future creditors; or

•	received less than the fair market value for incurring the guarantee of the new notes, and such guarantor:

•	was insolvent, was rendered insolvent by giving the guarantee or becomes subject to an insolvency proceeding within one year of giving the guarantee;

•	is insolvent or unable to pay its debts in full or knows that it is on the eve of insolvency and incurred the guarantee of the new notes with the intent of giving an unjust preference over other creditors; or

•	intended to give a creditor a preference over other creditors, if such transaction was made within one year of the date of bankruptcy, then the court could void the guarantee of such guarantor or subordinate the amounts owing under such guarantee to such guarantor’s presently existing or future debt or take actions detrimental to you.
      Generally, a company would be considered insolvent according to Canadian bankruptcy and insolvency laws if, at the time it incurs the debt or issues the guarantee:

•	the company is for any reason unable to meet its obligations as they generally become due;

•	the company has ceased paying its current obligations in the ordinary course of business as they generally become due; or

•	the aggregate of the company’s property is not, at a fair valuation, sufficient, or if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all its obligations, due and accruing due.
      If the guarantee is avoided as a reviewable transaction, settlement, preference or fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will only be a creditor of Case New Holland or any guarantor whose obligation was not set aside or found to be unenforceable.

Belgium

Bankruptcy
      New Holland Tractor Limited N.V. and CNH Belgium N.V., two of the guarantors, are incorporated in Belgium. As a rule, under Belgian law all transactions (including guarantees) prior to the date of bankruptcy remain valid. However, a Belgian bankruptcy judgment may contain a hardening period of a maximum of 6 months, or the Bankruptcy Court may decide later to introduce such a hardening period. Certain transactions that occur during this hardening period can be declared unenforceable against the bankrupt estate. Such a hardening period can only be imposed by the Bankruptcy Court when there are clear indications that the Belgian subsidiary was in a situation of suspension of payment before the date of bankruptcy.
      The receiver of the bankrupt Belgian subsidiaries may request the Bankruptcy Court to declare the guarantee unenforceable against the bankrupt estate (article 17 Bankruptcy Code) if one of the following occurs during the hardening period:

(i)	a transaction with third parties is entered into on extremely beneficial terms;

(ii)	a payment which was not yet due or a payment other than in money for debts due; and

(iii)	a security interest is provided during the hardening period for old debts.
      In addition, the receiver may request the Bankruptcy Court to declare the guarantee which could be qualified as a payment of due debts by the Belgian subsidiary unenforceable against the bankrupt estate if the third party was aware of the suspension of payment of the company (article 18 Bankruptcy Code).
      Regardless of any declaration by the Bankruptcy Court of a hardening period, transactions entered into with fraudulent prejudice to other creditors may be declared unenforceable against the bankrupt estate (article 20 Bankruptcy Code).

Moratorium
      The obligations of the Belgian subsidiaries may be frozen and reduced in accordance with Belgian moratorium procedures (similar to Chapter 11 procedures in the United States) in accordance with Belgian Moratorium Law.

Corporate Interest
      A transaction entered into by a Belgian subsidiary which is outside the “corporate interest” of such company can be declared null and void. The Belgian subsidiaries believe that entering into the guarantees is within their “corporate interest.” However, there are no laws, case law or clear jurisprudence to indicate with certainty that the guarantees are within the corporate interest of the Belgian subsidiaries and, consequently, there remains a risk that the guarantees would fall outside the “corporate interest” and would be declared null and void.

Australia
      CNH Australia Pty Ltd., one of the guarantors, is incorporated in Australia. Under Australian insolvency law, the liquidator of an Australian incorporated guarantor may seek to challenge the guarantee given by that Australian guarantor if the guarantee was an insolvent transaction and an uncommercial transaction. The guarantee will be an uncommercial transaction of an Australian guarantor if, and only if, it may be expected that a reasonable person in the Australian guarantor’s circumstances would not have entered into the transaction, having regard to the benefits (if any) to the Australian guarantor of entering into the transaction, the detriment to the company of entering into the transaction, the respective benefits to other parties to the transaction of entering into it and any other relevant matter. The transaction would be an insolvent transaction if it was an uncommercial transaction and either was entered into when the Australian guarantor was insolvent or the Australian guarantor becomes insolvent as a result of entering into the guarantee. A court generally will not intervene, however, if the Australian guarantor entered into the transaction when it was solvent and did so in good faith and for the purpose of carrying on its business and there were reasonable grounds for believing the transaction would benefit the Australian guarantor. Under Australian insolvency law, certain debts rank ahead of general unsecured obligations, such as those under a guarantee. These include certain liabilities to taxing authorities and employees.

Certain subsidiaries are not included as subsidiary guarantors.
      The guarantors of the new notes include only CNH Global and certain of our subsidiaries. Because a substantial portion of our operations is conducted by the non-guarantor subsidiaries, our cash flow and our ability to service debt, including our and the subsidiary guarantors’ ability to pay the interest on and principal of the new notes when due, are dependent to a significant extent upon interest payments, cash dividends and distributions or other transfers from the non-guarantor subsidiaries. In addition, any payment of interest, dividends, distributions, loans or advances by the non-guarantor subsidiaries to us and to the subsidiary guarantors, as applicable, could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which those non-guarantor subsidiaries operate. Moreover, payments to us and the subsidiary guarantors by the non-guarantor subsidiaries will be contingent upon these subsidiaries’ earnings.
      Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new notes or the guarantees or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of new notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt of that subsidiary.

Holders may not be able to effect service of process within the United States upon CNH Global or the other non-U.S. guarantors or to enforce against them judgments of U.S. courts.
      CNH Global is a corporation organized under the laws of The Netherlands, and certain of the other guarantors are organized in jurisdictions outside the United States. In addition, some of the members of CNH Global’s Board of Directors and some of CNH Global’s officers reside outside the United States. As a result, you may not be able to effect service of process within the United States upon CNH Global or the other non-U.S. guarantors or those persons. In addition, you may not be able to enforce against them, either in the United States or outside the United States, judgments of U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws. Also, a substantial portion of CNH Global’s assets and the assets of those persons is located outside the United States; therefore, you may not be able to collect a judgment within the United States.

Any original issue discount may limit your claims in certain circumstances.
      If a bankruptcy case is commenced by or against us under the United States Bankruptcy Code of 1978, as amended, the claim of a holder of new 6% notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the original issue price of the 6% notes and (ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute “unmatured interest.”

THE EXCHANGE OFFER
Purposes and Effect of the Exchange Offer
      We sold the old 6% senior notes and the old 9 1/4% senior notes in private offerings in 2004 and 2003, respectively, to the initial purchasers thereof, who resold the old notes to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.
      In connection with the issuance of each series of old notes, Case New Holland, CNH Global, the subsidiary guarantors and the initial purchasers thereof entered into registration rights agreements (collectively, the “registration rights agreements”) for the benefit of holders of the old notes. The following description of the registration rights agreements is a summary only. It is not complete and does not describe all of the provisions of the registration rights agreements. For more information, you should review the provisions of the registration rights agreements that we filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
      Pursuant to the registration rights agreements, Case New Holland, CNH Global and the subsidiary guarantors agreed, at our cost, for the benefit of the holders of the old notes, to:

•	not later than April 30, 2005, file a registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes of Case New Holland evidencing the same continuing indebtedness under, and having terms substantially identical in all material respects to, the old notes (except that the new notes will not contain terms with respect to transfer restrictions) and

•	cause the exchange offer registration statement to be declared effective under the Securities Act not later than 90 days after the date of the filing of the registration statement.
      Upon the effectiveness of the exchange offer registration statement, we will offer the new notes in exchange for surrender of the old notes. We will keep the registered exchange offer open for not less than 20 business days (or longer if required by applicable law) and not more than 30 business days after the date notice of the registered exchange offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the registered exchange offer, the holder of such note will receive a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on such old note, from the date of its original issue.
      Under existing SEC interpretations, the new notes would be freely transferable by holders of such notes other than our affiliates after the registered exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not our affiliate, as such terms are interpreted by the SEC; provided that broker-dealers (“participating broker-dealers”) receiving new notes in the registered exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreements, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such new notes.
      A holder of old notes (other than certain specified holders) who wishes to exchange such notes for new notes in the registered exchange offer is required to represent that any new notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the registered exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not our “affiliate,” as defined in

Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.
      In the event that:

(i)	applicable interpretations of the staff of the SEC do not permit us to effect such a registered exchange offer,

(ii)	for any other reason the exchange offer registration statement is not declared effective within 90 days after the date of the filing of the registration statement or the registered exchange offer is not consummated within 120 days after the exchange offer registration statement is filed,

(iii)	the initial purchasers of either series of old notes so request with respect to old notes not eligible to be exchanged for new notes in the registered exchange offer or

(iv)	any holder of old notes (other than the initial purchasers) is not eligible to participate in the registered exchange offer or does not receive freely tradeable new notes in the registered exchange offer other than by reason of such holder being an affiliate of us (it being understood that the requirement that a participating broker-dealer deliver the prospectus contained in the exchange offer registration statement in connection with sales of new notes shall not result in such new notes being not “freely tradeable”), we will, at our cost,

(a)	as promptly as practicable, file a registration statement (the “shelf registration statement”) covering resales of the old notes or the new notes, as the case may be,

(b)	cause the shelf registration statement to be declared effective under the Securities Act and

(c)	use our best efforts to keep the shelf registration statement effective until two years after its effective date.
      We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).
      If

(a)	on or prior to April 30, 2005, neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC,

(b)	on or prior to the 91st day following the date of the filing of the registration statement, neither the exchange offer registration statement nor the shelf registration statement has been declared effective,

(c)	on or prior to the 121st day after the exchange offer registration statement is filed, the registered exchange offer has not been consummated,

(d)	notwithstanding that Case New Holland has consummated the exchange offer, if Case New Holland is required to file a shelf registration statement, the shelf registration statement is not filed or has not been declared effective within the time periods provided for in the registration rights agreement, or

(e)	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes or exchange notes in accordance with and during the periods specified in the registration rights agreement

(each such event referred to in clauses (a) through (e), a “registration default”), interest (“additional interest”) will accrue on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of such registration default and shall increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 2.0% per annum.
Resale of the New Notes
      Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, unless you are a broker-dealer or an affiliate of us, you may offer for resale, resell or otherwise transfer the new notes issued to you pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the new notes in the ordinary course of business and you do not intend to participate in and have no arrangement or understanding with any person to participate in the distribution of the new notes.
      If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes, you may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.
      Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Accordingly, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”
      By tendering in the exchange offer, you represent to us that, among other things:

(1)	you are acquiring the new notes in the ordinary course of business;

(2)	you have no arrangement or understanding with any person to participate in a distribution of the old notes or the new notes;

(3)	you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(4)	you are not engaged in, and do not intend to engage in, the distribution of the new notes; and

(5)	if you are a broker-dealer that will receive new notes for your own account in exchange for any old notes that were acquired by you as a result of market-making activities or other trading activities:

(a)	you cannot rely on the no-action letters described above; and

(b)	you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes.

Terms of the Exchange Offer
      Upon satisfaction or waiver of the conditions of the exchange offer, we will accept any and all old notes properly tendered and not validly withdrawn prior to the expiration date. We will promptly issue the new notes following expiration of the exchange offer. See “— Conditions to the Exchange Offer” and “— Procedures for Tendering.” We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. As of the date of this prospectus, there is $500,000,000 aggregate principal amount of old 6% notes outstanding and $1,050,000,000 aggregate principal amount of old 9 1/4% notes outstanding. Holders may tender some or all of their old notes of either series pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any number or aggregate principal amount of old notes being tendered.
      The form and terms of each series of new notes will be the same in all material respects as the form and terms of the same series of old notes, except that each series of new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. The new notes will evidence the same debt as the old notes and will be issued pursuant to, and entitled to the benefits of, the applicable indentures pursuant to which the old notes were issued. Old notes that are accepted for exchange will be cancelled and retired.
      Interest on the new notes will accrue from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, the issue date. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the old notes, the issue date. Old notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your old notes are accepted for exchange, you will not receive any payment in respect of interest on the old notes for which the record date occurs on or after completion of the exchange offer.
      You do not have any appraisal or dissenters’ rights under the indentures in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements. If you do not tender for exchange or if your tender is not accepted, the old notes will remain outstanding and you will be entitled to the benefits of the applicable indentures, but will not be entitled to any registration rights under the registration rights agreements.
      For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes when, and if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the appropriate new notes from us to the tendering holders. If we do not accept any tendered old notes because of an invalid tender or the occurrence of certain other events set forth in this prospectus, we will return the unaccepted old notes, without expense, to the tendering holder thereof promptly after the expiration date.
      If you tender your old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses” below.
Expiration Date; Extension; Termination; Amendments
      The exchange offer will expire at 5:00 p.m., New York City time, on June 21, 2005, unless extended (the “expiration date”). We reserve the right to extend the exchange offer at our discretion (subject to the requirements of the registration rights agreements), in which event the term “expiration date” shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of any extension and specify the principal amount of old notes tendered to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion (subject to the requirements of the registration rights agreements), to:

(1)	delay accepting for exchange any old notes for new notes or to extend or terminate the exchange offer and not accept for exchange any old notes for new notes if any of the events set forth under “— Conditions of the Exchange Offer” occur and we do not waive the condition by giving oral or written notice of the delay or termination to the exchange agent; or

(2)	amend the terms of the exchange offer in any manner.
      We will not delay payment of accepted old notes after the expiration date other than in anticipation of our receipt of any necessary government approvals.
      Any delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by a public announcement of the delay. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of old notes of the amendment, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the old notes, if the exchange offer would otherwise expire during that five to ten business day period. If we change the consideration being offered or the percentage of old notes being sought in the exchange offer, we will keep the exchange offer open for at least ten business days from the date on which we provide notice to holders of the old notes. The rights we have reserved in this paragraph are in addition to our rights set forth under “— Conditions of the Exchange Offer.”
Conditions of the Exchange Offer
      Our obligation to consummate the exchange offer is not subject to any conditions other than that the exchange offer does not violate any applicable law or applicable interpretation of the SEC staff. Accordingly, we will not be required to accept for exchange any old notes tendered and may terminate or amend the exchange offer as provided herein before the acceptance of any old notes if:

(1)	any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

(2)	there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.
      The foregoing conditions are for our sole benefit and may be asserted regardless of the circumstances giving rise to the conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration date. If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.
Procedures For Tendering
      Only a holder of old notes may tender them in the exchange offer. To validly tender in the exchange offer by book-entry transfer, you must deliver an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, and the old notes must be tendered pursuant to the procedures for book-entry transfer set forth below. To validly tender by means other than book-entry transfer, you must deliver a completed and signed letter of transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents and the old notes, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.
      Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth under “— Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure set forth below must be complied with. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.
      The term “agent’s message” means, with respect to any tendered old notes, a message transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from each tendering participant to the effect that, with respect to those old notes, the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC.
      If you tender an old note, and do not validly withdraw your tender, your actions will constitute an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.
      The method of delivery of your old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old note should be sent to us; instead, they should be sent to the exchange agent. You may request that your broker, dealer, commercial bank, trust company or nominee effect the tender for you.
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the old notes are being tendered:

(1)	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2)	for the account of an eligible institution.
      If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an “eligible institution”).
      If the letter of transmittal or any old notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless we waive it, evidence satisfactory to us of their authority to act must be submitted with the letter of transmittal.
      We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.

      Unless waived, you must cure any defects or irregularities in connection with tenders of your old notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of old notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of old notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.
      In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indentures for the notes):

(1)	to purchase or make offers for any old notes that remain outstanding after the expiration date; and

(2)	to the extent permitted by applicable law, to purchase old notes that remain outstanding after the expiration date in the open market, in privately negotiated transactions or otherwise.
      The terms of any purchases or offers could differ from the terms of the exchange offer.
Guaranteed Delivery Procedures
      If you wish to tender your old notes and either your old notes are not immediately available, or you cannot deliver your old notes and other required documents to the exchange agent, or cannot complete the procedure for book-entry transfer prior to the expiration date, you may effect a tender if:

(1)	you make a tender through an eligible institution;

(2)	prior to the expiration date, the exchange agent receives from the eligible institution (which may include through DTC’s system and procedures) a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth your name and address, the series and CUSIP number of the old notes, the certificate number(s) of the old notes (if available) and the principal amount of old notes tendered together with a duly executed letter of transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, the certificate(s) representing the old notes to be tendered, in proper form for transfer (or a confirmation of a book-entry transfer into the exchange agent’s account at DTC of old notes delivered electronically) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

(3)	the certificate(s) representing all tendered old notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of old notes delivered electronically) and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.
      Upon request to the exchange agent, you will be sent a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures set forth above.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw any tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal (or a withdrawal through

DTC’s system and procedures) at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date, and prior to our acceptance for exchange. Any notice of withdrawal must:

(1)	specify the name of the person having tendered the old notes to be withdrawn;

(2)	identify the old notes to be withdrawn (including the series, CUSIP number, certificate number(s), if applicable, and principal amount of the old notes);

(3)	be signed in the same manner as the old signature on the letter of transmittal by which the old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of the old notes into the name of the person withdrawing the tender; and

(4)	specify the name in which any old notes are to be registered, if different from that of the person having tendered the old notes.
      We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices in our sole discretion. This determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly re-tendered. Any old notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to you, without cost, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn old notes by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.
Fees and Expenses
      We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitation may be made by telephone, telecopy, in person or by other means by our officers and regular employees and by officers and employees of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.
      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, certificates representing new notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of any taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.
Consequences of Failure to Exchange
      If you do not exchange your old notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the old notes. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or unless the offer or sale is exempt from the registration requirements under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act.
Other Considerations
      Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.
      No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of old notes in that jurisdiction.
      We may in the future seek to acquire old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any old notes.
Accounting Treatment
      The new notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes under accounting principles generally accepted in the United States.
Exchange Agent
      JPMorgan Chase Bank, N.A. has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

By Certified or Registered Mail: JPMorgan Chase Bank, N.A. ITS Bond Events PO Box 2320 Dallas, TX 75221	By Overnight Courier or Hand: JPMorgan Chase Bank, N.A. ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201
By Facsimile Transmission:

JPMorgan Chase Bank, N.A.
(214) 468-6494
(For Eligible Institutions Only)
Attention: Frank Ivins
Confirm by Telephone:

1-800-275-2048
      Requests for additional copies of this prospectus, the letter of transmittal or related documents should be directed to the exchange agent.

USE OF PROCEEDS
      We will not receive any cash proceeds from the issuance of the new notes offered by this prospectus. In consideration for issuing the new notes contemplated by this prospectus, we will receive the old notes of each series in like principal amount, the form and terms of which are substantially the same as the form and terms of the new notes of such series (which replace the old notes of such series, except as otherwise described in this prospectus, and which represent the same indebtedness). The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase or decrease in our indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges(1)	1.3	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by approximately $198 million, $109 million, $424 million and $546 million in the years ended December 31, 2003, 2002, 2001 and 2000, respectively. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as the sum of (i) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees, (ii) fixed charges, (iii) amortization of capitalized interest and (iv) distributed income of equity investees, less (x) interest capitalized and (y) minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of (i) interest expense, including amortization of premiums, discounts and capitalized expenses related to indebtedness, (ii) interest capitalized and (iii) an estimate of the interest component of rental expense.

DESCRIPTION OF NOTES
      The Old 6% Notes were, and the New 6% Notes will be, issued under an Indenture dated as of May 18, 2004 (the “6% Notes Indenture”) by and among Case New Holland, the Guarantors and JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank) as trustee (the “6% Notes Trustee”). The Old 9 1/4% Notes were, and the New 9 1/4% Notes will be, issued under an Indenture dated as of August 1, 2003, as supplemented by the First Supplemental Indenture dated as of September 16, 2003 (the “9 1/4% Notes Indenture”), among Case New Holland, the Guarantors and JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as trustee (the “9 1/4% Notes Trustee”; the term “Trustee” shall apply to either the 6% Notes Trustee or the 9 1/4% Notes Trustee, as applicable). We refer to the 6% Notes Indenture and the 9 1/4% Notes Indenture collectively as the “Indentures.”
      In the following summary, we refer to the Old 6% Notes and the New 6% Notes collectively as the “6% Notes,” the Old 9 1/4% Notes and the New 9 1/4% Notes collectively as the “9 1/4% Notes,” and the 6% Notes and the 9 1/4% Notes collectively as the “Notes.” In addition, we refer to the old 6% Notes and the old 9 1/4% Notes as the “Old Notes,” and the New 6% Notes and the New 9 1/4% Notes as the “New Notes.”
      The following summary of the Indentures does not include all of the information included in the Indentures and may not include all of the information that you would consider important. This summary is qualified by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indentures, including the definitions of terms therein and those terms made a part of each of the Indentures by reference to the TIA as in effect on the respective dates of the Indentures. A copy of each Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
      The definitions of most of the capitalized terms used in the following summary are set forth below under “Certain Definitions.” For purposes of this section, references to “Case New Holland” include only Case New Holland Inc. and not its Subsidiaries and references to “CNH Global” include only CNH Global N.V. and not its Subsidiaries. References to “$” and “dollars” are to U.S. dollars. Capitalized terms as used in this section “Description of Notes” may have different meanings than elsewhere in this prospectus and therefore you should read “Certain Definitions” carefully to understand what differences, if any, there may be.
      The New Notes will be unsecured obligations of Case New Holland, ranking senior in right of payment to all future obligations of Case New Holland that are, by their terms, expressly subordinated in right of payment to the New Notes and pari passu in right of payment with all existing and future unsecured obligations of Case New Holland that are not so subordinated.
      The New Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the New Notes. The New Notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. Case New Holland may change any paying agent and registrar without notice to Holders. Case New Holland will pay principal (and premium, if any) on the New Notes at the Trustee’s corporate office in New York, New York. Interest may be paid at the Trustee’s corporate trust office, by check mailed to the registered address of the Holders or by wire transfer if instructions therefor are furnished by a Holder to Case New Holland. Any Old Notes of either series that remain outstanding after the completion of the exchange offer, together with the New Notes of that series issued in connection with the exchange offer, will be treated as a single class of securities under the applicable Indenture.
      For the avoidance of doubt, notwithstanding anything to the contrary in this “Description of Notes” or in the Indentures, the Disposition of all or any portion of the Financial Services Business, including without limitation through the Disposition of all or any portion of the Capital Stock of any Financial Services Subsidiary or Unrestricted Financial Services Subsidiary or all or any portion of their respective assets or properties (including, without limitation, any Permitted Financial Services Disposition), shall not under any circumstances constitute a sale of all or substantially all of the assets of CNH Global, CNH Global and its

Subsidiaries taken as a whole, any Guarantor or any Restricted Subsidiary, for any purposes whatsoever under the Indentures or the New Notes.
Principal, Maturity and Interest
      In the exchange offer, Case New Holland will issue up to $500,000,000 aggregate principal amount of New 6% Notes and up to $1,050,000,000 aggregate principal amount of New 9 1/4% Notes. Case New Holland may issue Additional Notes of either series from time to time (the “Additional Notes”) subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.” Each series of New Notes offered hereby and any other Additional Notes of such series subsequently issued under the applicable Indenture will be treated as a single class with the outstanding Notes of that series for all purposes under the applicable Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.
      The New 6% Notes will mature on June 1, 2009. Interest on the New 6% Notes will accrue at the rate of 6% per annum and will be payable semiannually in arrears in cash on each June 1 and December 1, commencing on June 1, 2005, to the persons who are registered Holders at the close of business on the May 15 and November 15 immediately preceding the applicable interest payment date.
      The New 9 1/4% Notes will mature on August 1, 2011. Interest on the New 9 1/4% Notes will accrue at the rate of 9 1/4% per annum and will be payable semiannually in arrears in cash on each February 1 and August 1, commencing on August 1, 2005, to the persons who are registered Holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.
      Interest on both series of New Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has ever been paid, from and including the date of issuance of such New Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
      The New Notes will not be entitled to the benefit of any mandatory sinking fund.
Guarantees
      The New Notes will be jointly and severally guaranteed by:

•	CNH Global;

•	each of the following direct and indirect Subsidiaries of CNH Global that are not also Subsidiaries of Case New Holland:

CNH U.K. Limited
New Holland Holding Limited
CNH Canada, Ltd.
CNH Australia Pty Ltd
CNH Belgium N.V.
New Holland Tractor Limited N.V.
CNH Deutschland GmbH
CNH Trade N.V.

•	each of the following direct and indirect Subsidiaries of Case New Holland:

Fiatallis North America LLC
CNH America LLC
HFI Holdings, Inc.
BLI Group, Inc.
Blue Leaf I.P., Inc.
      The Guarantee of each Guarantor will be a general unsecured obligation of such Guarantor and will rank senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee and pari passu in right of payment with all existing and future unsecured Indebtedness of such Guarantor that are not so subordinated. The New Notes will be effectively subordinated to the obligations of each of CNH Global’s direct and indirect Subsidiaries that is not a Guarantor of the New Notes. As of December 31, 2004, such non-Guarantor Subsidiaries had $3.8 billion of Indebtedness outstanding.
      The Guarantee of a Guarantor (other than the Guarantee of CNH Global) will be released:

(1)	in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person other than CNH Global or any Subsidiary of CNH Global and, prior to the time the Notes reach Investment Grade Status, so long as the sale complies with the provisions set forth under “— Repurchase at the Option of Holders — Asset Sales”;

(2)	in connection with the sale or other disposition of all or substantially all of the assets of such Guarantor, including by way of merger, consolidation or otherwise, to a Person other than CNH Global or any Restricted Subsidiary of CNH Global, and prior to the time the Notes reach Investment Grade Status, so long as the sale or disposition complies with the provisions set forth under “— Repurchase at the Option of Holders— Asset Sales”;

(3)	if CNH Global designates such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries”; or

(4)	in the case of any Restricted Subsidiary which after the Issue Date is required to Guarantee the Notes pursuant to the covenant described under “— Certain Covenants — Issuance of Subsidiary Guarantees,” upon either (x) the release or discharge of the guarantee of such Restricted Subsidiary of Indebtedness of CNH Global and Case New Holland which resulted in the obligation to so Guarantee the Notes or (y) the Notes reaching Investment Grade Status.
Except as provided under “— Certain Covenants — Merger, Consolidation and Sale of Assets,” the Guarantee of CNH Global may be released and discharged only with the consent of each Holder of Notes to which such Guarantee relates.
      The amount of each Guarantee will be limited to the extent required under applicable fraudulent conveyance laws to cause such Guarantee to be enforceable.
Additional Amounts
      All payments made by CNH Global or any Foreign Subsidiary Guarantor under or with respect to a Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of The Netherlands or any other jurisdiction in which any Foreign Subsidiary Guarantor is organized or is a resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless CNH Global or such Guarantor is required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof.
      If CNH Global or any Foreign Subsidiary Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a Guarantee of such Guarantor, CNH Global or such Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by the Holder of such Note (including Additional Amounts) after such withholding or deduction of such Taxes will not be less than the amount such Holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that notwithstanding the foregoing, Additional Amounts will not be paid with respect to:

(1)	any Taxes that would not have been so imposed, deducted or withheld but for the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settler, beneficiary, member or shareholder of, or possessor of power over, the Holder or beneficial owner of such Note, if the Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of the execution, delivery, registration or enforcement of such Note);

(2)	any estate, inheritance, gift, sales excise, transfer or personal property tax or similar tax, assessment or governmental charge, subject to the last paragraph of this covenant;

(3)	any Taxes payable otherwise than by deduction or withholding from payments under or with respect to the Guarantee of such Note;

(4)	any Taxes that would not have been so imposed, deducted or withheld if the Holder or beneficial owner of the Note or beneficial owner of any payment on the Guarantee of such Note had (i) made a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner of such Note or any payment on such Note (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of the imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, Holders at that time have been notified by CNH Global, any Foreign Subsidiary Guarantor or any other person through whom payment may be made that a declaration of nonresidence or other claim or filing for exemption or such compliance is required to be made);

(5)	any Taxes that would not have been so imposed, deducted or withheld if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6)	any payment under or with respect to a Note to any Holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment, or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(7)	any note where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments or any law implementing or complying with, or introduced in order to conform to, that Directive; or

(8)	any combination of items (1) through (7) above.
      The foregoing provisions shall survive any termination or discharge of either of the Indentures and shall apply mutatis mutandis to any Taxing Jurisdiction with respect to any successor Person to CNH Global or a Foreign Subsidiary Guarantor.
      CNH Global or the applicable Foreign Subsidiary Guarantor will also make any applicable withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. CNH Global or the applicable Foreign Subsidiary Guarantor will furnish to the Trustee, within 30 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts or, if such tax receipts are not reasonably available to CNH Global or such Foreign Subsidiary Guarantor, such other documentation that provides reasonable evidence of such payment by CNH Global or such Foreign Subsidiary Guarantor. Copies of such receipts or other documentation will be made available to the Holders or the paying agents, as applicable, upon request.
      At least 30 days prior to each date on which any payment under or with respect to any Notes is due and payable, unless such obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case it shall be promptly paid thereafter, if CNH Global or any Foreign Subsidiary Guarantor will be obligated to pay Additional Amounts with respect to such payment, CNH Global or such Foreign Subsidiary Guarantor will deliver to the Trustee and the paying agent an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable such Trustee and paying agent to pay such Additional Amounts to Holders of such Notes on the payment date. Each officers’ certificate shall be relied upon until receipt of a further officers’ certificate addressing such matters.
      Whenever in the Indentures or in this “Description of Notes” there is mentioned, in any context, the payment of principal, premium, if any, interest or of any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      CNH Global and the Foreign Subsidiary Guarantors will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of their respective Guarantees of the Notes, the Indentures or any other document or instrument in relation thereto, excluding all such taxes, charges or similar levies imposed by any jurisdiction outside the United States in which CNH Global, any Foreign Subsidiary Guarantor or any successor Person is organized or resident for tax purposes or any jurisdiction in which a paying agent is located, and CNH Global and the Foreign Subsidiary Guarantors will agree to indemnify the Holders of the Notes for any such non-excluded taxes paid by such Holders.
Redemption

Optional Redemption

6% Notes
      Case New Holland may redeem the New 6% Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the Make-Whole Premium (the “6% Notes Make-Whole Redemption”).
      9 1/4% Notes
      The New 9 1/4% Notes will be redeemable, at Case New Holland’s option, in whole at any time or in part from time to time, on and after August 1, 2007 at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the applicable year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage

2007	104.625%
2008	102.313%
2009 and thereafter	100.000%

      In addition, on or prior to August 1, 2007, Case New Holland may redeem the New 9 1/4% Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, plus the Make-Whole Premium (the “9 1/4% Notes Make-Whole Redemption” and together with the 6% Notes Make-Whole Redemption, a “Make-Whole Redemption”).
      Notwithstanding the foregoing, at any time, or from time to time, on or prior to August 1, 2006, Case New Holland may, at its option, use all or any portion of the net cash proceeds of one or more Qualified Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the 9 1/4% Notes issued at a redemption price equal to 109.25% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of 9 1/4% Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Qualified Equity Offering, Case New Holland shall consummate such redemption not more than 120 days after the consummation of any such Qualified Equity Offering.
      As used in the preceding paragraph, “Qualified Equity Offering” means any public or private offering of Qualified Capital Stock of CNH Global (other than any such offering to a Subsidiary of CNH Global) to the extent that the net cash proceeds therefrom are contributed to the common equity capital of Case New Holland or are used to subscribe from Case New Holland shares of its Qualified Capital Stock.

Redemption of Notes for Changes in Withholding Taxes
      Case New Holland may, at its option, redeem all, but not less than all, of the then outstanding Notes of either series at a redemption price equal to 100% of the principal amount of the Notes of such series, plus accrued and unpaid interest thereon to the redemption date. This redemption applies only if at such time CNH Global or any Foreign Subsidiary Guarantor is then making payments to the Holders of the Notes of such series pursuant to its Guarantee of the Notes of such series and as a result of any amendment to, or change in, the laws or treaties (including any rulings or regulations promulgated thereunder) of The Netherlands or any other jurisdiction in which CNH Global or any Foreign Subsidiary Guarantor is organized or is a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein (or, in the case of Additional Amounts payable by a successor Person to CNH Global or such Foreign Subsidiary Guarantor, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein) or any amendment to or change in any official position concerning the interpretation, administration or application of such laws, treaties, rulings or regulations (including a holding by a court of competent jurisdiction), which amendment or change is effective on or after the Issue Date (or, in the case of Additional Amounts payable by a successor Person to CNH Global or such Foreign Subsidiary Guarantor, the date on which such successor Person became such pursuant to applicable provisions of the Indentures), that CNH Global or a Foreign Subsidiary Guarantor becomes or will become obligated to pay Additional Amounts (as described above under “— Additional Amounts”) on the next date on which any amount would be payable with respect to its Guarantee of the Notes and CNH Global or such Foreign Subsidiary Guarantor determines in good faith that (x) such Additional Amounts would be material and (y) such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures available to CNH Global or such Foreign Subsidiary Guarantor.
      No such notice of redemption may be given earlier than 90 days prior to the earliest date on which CNH Global or a Foreign Subsidiary Guarantor would be obligated to pay such Additional Amounts were a payment in respect of its Guarantee of the Notes of either series then due or later than 180 days after such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, Case New Holland shall deliver to the Trustee (i) a certificate stating that Case New Holland is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of Case New Holland so to elect to redeem have occurred and (ii) an opinion of counsel qualified under the laws of the relevant jurisdiction to the effect that CNH Global or the applicable Foreign Subsidiary Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.

Selection and Notice of Redemption
      In the event that less than all of the Notes of either series are to be redeemed at any time, selection of the Notes of such series for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that:

•	no Notes of a principal amount of $1,000 or less shall be redeemed in part; and

•	with respect to the 9 1/4% Notes, if a partial redemption is made with the proceeds of a Qualified Equity Offering, selection of the 9 1/4% Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited.
      Notice of an optional redemption shall be mailed at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as Case New Holland has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the applicable Indenture.
Repurchase at the Option of Holders

Change of Control
      Each of the Indentures provide that, upon the occurrence of a Change of Control, each Holder will have the right to require that Case New Holland purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, thereon to the date of purchase (the “Change of Control Payment”).
      Within 30 days following the date upon which the Change of Control occurs, Case New Holland must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date.
      On the Change of Control Payment Date, Case New Holland will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Case New Holland.
      The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note in a principal amount equal to any unpurchased portion of the Notes surrendered, if any; provided, however, that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.
      If a Change of Control Offer is required to be made, there can be no assurance that Case New Holland will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event Case New Holland is required to purchase outstanding Notes pursuant to a Change of Control Offer, Case New Holland may seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Case New Holland would be able to obtain such financing.
      Neither Case New Holland nor the Trustee may waive the covenant relating to a Holder’s right to require the purchase of Notes upon a Change of Control. Restrictions in the Indentures described herein on the ability of CNH Global and the Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of CNH Global, whether favored or opposed by the management of CNH Global. Consummation of any such transaction in certain circumstances may require the purchase of the Notes, and there can be no assurance that CNH Global or the acquiring party will have sufficient financial resources to effect such purchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of CNH Global or any of its Subsidiaries by the management of CNH Global. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indentures may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.
      Case New Holland will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indentures, Case New Holland shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indentures by virtue thereof.

Asset Sales
      CNH Global will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	CNH Global or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2)	at least 75% of the consideration received by CNH Global or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of:

(a)	any liabilities (as shown on CNH Global’s or such Restricted Subsidiary’s most recent balance sheet), of CNH Global or any of its Restricted Subsidiaries (other than (x) contingent liabilities and liabilities that are by their terms subordinated to the Notes and (y) Indebtedness owed to CNH Global and its Subsidiaries) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this clause (2); and

(b)	any securities, notes or other obligations received by CNH Global or any such Restricted Subsidiary from such transferee that are converted by CNH Global or such Restricted Subsidiary into cash (to the extent of the cash received) within 365 days following the closing of such Asset Sale shall be deemed to be cash for purposes of this clause (2); and

(3)	upon the consummation of an Asset Sale, CNH Global shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days after receipt thereof either to:

(A)	repay Indebtedness under any Credit Facility under which CNH Global or such Restricted Subsidiary is an obligor and permanently retire such Indebtedness,

(B)	acquire (or enter into a binding agreement to acquire, which acquisition must be consummated within 180 days after the end of the 365-day period following receipt of any Net Cash Proceeds) Replacement Assets, or

(C)	a combination of prepayment and investment permitted by the foregoing clauses (3)(A) and (3)(B).
      On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of CNH Global or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(A), (3)(B) and (3)(C) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(A), (3)(B) and (3)(C) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by Case New Holland to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Debt, an offer to purchase to all holders of such Pari Passu Debt, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of such Pari Passu Debt) on a pro rata basis, that principal amount of Notes (and Pari Passu Debt) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (and Pari Passu Debt) to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; provided, however, that if at any time any non-cash consideration received by CNH Global or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration) or Cash Equivalents, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.
      Notwithstanding the first two paragraphs of this covenant, CNH Global and its Restricted Subsidiaries will be permitted to enter into and consummate one or more Permitted Asset Swaps without complying with such paragraphs (except to the extent of any Net Cash Proceeds received in connection with such Permitted Asset Swap which shall constitute Net Cash Proceeds for purposes of this covenant) to the extent that at the time of entering into each such Permitted Asset Swap and immediately after giving effect to such Permitted Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof.
      Case New Holland may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $25.0 million resulting from one or more Asset Sales or deemed Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $25.0 million, shall be applied as required pursuant to this paragraph). The first such date the aggregate unutilized Net Proceeds Offer Amount is equal to or in excess of $25.0 million shall be treated for this purpose as the Net Proceeds Offer Trigger Date.
      Pending the final application of any such Net Cash Proceeds, CNH Global or any such Restricted Subsidiary may apply such Net Cash Proceeds to temporarily reduce Indebtedness under any revolving credit facility or other Indebtedness included under “Current Liabilities” on CNH Global’s consolidated balance sheet or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by either of the Indentures.
      Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indentures. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes and holders of Pari Passu Debt properly tender such Pari Passu Debt in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes and Pari Passu Debt will be purchased on a pro rata basis based on aggregate amounts of Notes and Pari Passu Debt tendered. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. If the principal amount of Notes tendered in response to the Net Proceeds Offer is less than the Net Proceeds Offer Amount, such funds will no longer constitute Net Cash Proceeds and may be used for any purpose not otherwise prohibited by either of the Indentures.
      Case New Holland will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indentures, Case New Holland shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indentures by virtue thereof.
      CNH Global will not permit any Unrestricted Financial Services Subsidiary to consummate a transaction that would constitute an Asset Sale had it been consummated by a Restricted Subsidiary unless such Unrestricted Financial Services Subsidiary receives Fair Market Value for the assets, net of any liabilities assumed, sold or disposed of.

Certain Covenants
      Covenant Termination. The Indentures provide that the restrictive covenants described in the paragraphs following this “Covenant Termination” section will be applicable to CNH Global and its Restricted Subsidiaries unless the Notes of either series reach Investment Grade Status. Immediately after either series of Notes have reached Investment Grade Status, and notwithstanding that the Notes of such series may later cease to have an Investment Grade Rating from either or both of the Rating Agencies, CNH Global and its Restricted Subsidiaries will be released from their obligations to comply with these restrictive covenants in respect of such series of Notes, except for the covenants described under the following headings:

(a)	clause (b) of “— Limitation on Liens,”

(b)	“— Merger, Consolidation and Sale of Assets” (other than clause (2) of the first paragraph thereof and clause (4) of the fourth paragraph thereof),

(c)	clause (b) of “— Limitation on Sale and Leaseback Transactions,”

(d)	“— Limitation on Designations of Unrestricted Subsidiaries,”

(e)	“— Designation of Equipment Subsidiaries and Financial Services Subsidiaries” and

(f)	“— Reports to Holders”.
      Additionally, after either series of Notes have reached Investment Grade Status, and notwithstanding that the Notes of such series may later cease to have an Investment Grade Rating from either or both Rating Agencies, CNH Global and its Restricted Subsidiaries will also be released from the obligations to comply with the covenants described under “Repurchase at the Option of Holders — Change of Control” and “— Asset Sales” in respect of such series of Notes.
      Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock. CNH Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (including Acquired Indebtedness) and CNH Global will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided, however, that CNH Global may incur Indebtedness (including, without limitation, Acquired Indebtedness) and Case New Holland and any Equipment Subsidiary Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue Preferred Stock if on the date of the incurrence of such Indebtedness or the issuance of such Preferred Stock, after giving effect to the incurrence or issuance thereof, the Consolidated Fixed Charge Coverage Ratio of CNH Global would be greater than 2.0 to 1.0.
      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Preferred Stock, as applicable (collectively, “Permitted Indebtedness”):

(1)	Indebtedness under (a) the 6% Notes in an aggregate principal amount not to exceed $500 million and any Guarantees thereof; and (b) the 9 1/4% Notes in an aggregate principal amount not to exceed $750 million and any Guarantees thereof;

(2)	Indebtedness of CNH Global and its Equipment Subsidiaries incurred pursuant to one or more Credit Facilities; provided, however, that the aggregate principal amount of Net Indebtedness at any time outstanding shall not exceed $2.0 billion, less the amount of any such Indebtedness permanently retired with the Net Cash Proceeds from any Asset Sale applied from and after August 1, 2003 to reduce the amounts outstanding thereunder pursuant to the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(3)	Indebtedness of or the issuance of Preferred Stock (including, without limitation, Acquired Indebtedness and any Indebtedness or Preferred Stock issued to CNH Global or any Equipment Subsidiaries) by any Financial Services Subsidiary of CNH Global; provided that on the date of the incurrence of such Indebtedness or the issuance of such Preferred Stock, after giving effect to the incurrence or issuance thereof, the Financial Subsidiary Leverage Ratio of the Financial Services Subsidiaries would be less than 5.5 to 1.0;

(4)	other Indebtedness of CNH Global and its Equipment Subsidiaries outstanding on August 1, 2003 (including, but not limited to, the Fiat Promissory Notes and the Intesa BCI Indebtedness) reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(5)	Hedging Obligations of CNH Global or any Restricted Subsidiary, as the case may be, that are incurred in the ordinary course of business; provided, however, that such Hedging Obligations are entered into, in the good faith judgment of CNH Global, to protect CNH Global and its Restricted Subsidiaries from (a) fluctuations in interest rates on Indebtedness incurred in accordance with the Indentures, (b) fluctuations in foreign currency rates, (c) commodity price risk with respect to commodities purchased by CNH Global or any Restricted Subsidiary or (d) any combination of the foregoing, and, in each case, not for speculative purposes;

(6)	Indebtedness or Preferred Stock of an Equipment Subsidiary to CNH Global or another Equipment Subsidiary for so long as such Indebtedness or Preferred Stock is held by CNH Global or an Equipment Subsidiary; provided that (A) any Indebtedness of Case New Holland to CNH Global or any other Equipment Subsidiary is unsecured and subordinated, pursuant to a written agreement, to Case New Holland’s obligations under the Indentures and the Notes and (B) if as of any date any Person other than CNH Global or an Equipment Subsidiary owns or holds any such Indebtedness or Preferred Stock or holds a Lien in respect of such Indebtedness (other than any Lien permitted by clause (B) of paragraph (a) under “— Limitation on Liens”), such date shall be deemed the incurrence of Indebtedness or the issuance of Preferred Stock, as the case may be, not constituting Permitted Indebtedness by the issuer of such Indebtedness or Preferred Stock;

(7)	Indebtedness of a Financial Services Subsidiary to another Financial Services Subsidiary for so long as such Indebtedness is held by a Financial Services Subsidiary; provided that if as of any date any Person other than a Financial Services Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness (other than any Lien permitted by clause (B) of paragraph (a) under “— Limitation on Liens”), such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(8)	Indebtedness of CNH Global to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary; provided that (A) any Indebtedness of CNH Global to any Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to CNH Global’s obligations under the Indentures and the Guarantee of CNH Global and (B) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness (other than any Lien permitted by clause (B) of paragraph (a) under “— Limitation on Liens”), such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by CNH Global;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft (including, without limitation, any overdraft (including any daylight overdraft)) or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within fifteen Business Days after receipt of notice from such bank or other financial institution;

(10)	Indebtedness of CNH Global or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations in the ordinary course of business;

(11)	Indebtedness represented by Purchase Money Indebtedness and Capitalized Lease Obligations not to exceed 2.5% of Consolidated Net Tangible Assets of CNH Global and its Equipment Subsidiaries;

(12)	Refinancing Indebtedness;

(13)	Non-Recourse Accounts Receivable Subsidiary Indebtedness and Indebtedness under ARS Promissory Notes, in each case incurred by any Accounts Receivable Subsidiary in a Qualified Receivables Transaction;

(14)	the Attributable Indebtedness of any Excluded Sale and Leaseback Transaction; and

(15)	additional Indebtedness of CNH Global and its Restricted Subsidiaries in an aggregate principal amount not to exceed $150.0 million at any one time outstanding.
      For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant:

(1)	in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of Indebtedness or Preferred Stock described in clauses (1) through (15) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, CNH Global may, in its sole discretion, classify such item of Indebtedness or Preferred Stock on the date of its incurrence or, subject to clause (2) below, later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant;

(2)	(a) Indebtedness of CNH Global or any Equipment Subsidiary under any Existing Credit Facility outstanding on the Issue Date will be deemed to have been incurred pursuant to clause (2) of the second paragraph of this covenant and CNH Global will not be permitted to reclassify any portion of such Indebtedness thereafter, (b) Indebtedness of any Financial Services Subsidiary to CNH Global or any Equipment Subsidiary will be deemed to have been incurred pursuant to clause (3) of the second paragraph of this covenant and (c) Non-Recourse Accounts Receivable Subsidiary

Indebtedness outstanding on the Issue Date will be deemed to have been incurred pursuant to clause (13) of the second paragraph of this covenant;

(3)	accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant;

(4)	the maximum amount of Indebtedness that CNH Global or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies; and

(5)	the U.S. dollar-equivalent principal amount of any Indebtedness or Preferred Stock denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date the Indebtedness was incurred, or first committed, in the case of revolving credit Indebtedness, or the Preferred Stock was issued, as applicable; provided that if any Indebtedness is incurred to Refinance Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the Indebtedness incurred to Refinance such outstanding Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced.

      Additionally, CNH Global will not, and will not permit any other Guarantor to, directly or indirectly, incur any Indebtedness that purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of CNH Global or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or any Guarantee of such Guarantor to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of CNH Global or such Guarantor, as the case may be.
      Limitation on Restricted Payments. CNH Global will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)	declare or pay any dividend or make any distribution (other than (i) dividends or distributions payable in Qualified Capital Stock of CNH Global and (ii) in the case of Restricted Subsidiaries, dividends or distributions to CNH Global or any other Restricted Subsidiary and pro rata dividends or distributions payable to the other holders of the same class of Capital Stock of such Restricted Subsidiary) on or in respect of shares of its Capital Stock to holders of such Capital Stock;

(b)	purchase, redeem or otherwise acquire or retire for value any Capital Stock of CNH Global or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(c)	make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of CNH Global or any Guarantor that is subordinate or junior in right of payment to the Notes or such Guarantor’s Guarantee of the Notes (other than a purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value in anticipation of satisfying a scheduled final maturity, scheduled repayment or scheduled sinking fund payment, in each case, due within one year of the date of such acquisition or retirement); or

(d)	make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(1)	a Default or an Event of Default shall have occurred and be continuing;

(2)	CNH Global is not able to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; or

(3)	the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after August 1, 2003 (the amount expended for such purpose, if other than in cash, being the Fair Market Value of such property) shall exceed the sum of:

(w)	50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of CNH Global earned during the period beginning on October 1, 2003 and ending on the last date of the most recent fiscal quarter for which financial statements are available prior to the date such Restricted Payment (the “Reference Date”) (treating such period as a single accounting period); plus

(x)	100% of the net proceeds (including the Fair Market Value of any property or assets) received by CNH Global from any Person (other than a Subsidiary of CNH Global) subsequent to August 1, 2003 and on or prior to the Reference Date (a) as a contribution to the common equity capital of CNH Global by any holder of CNH Global’s Capital Stock or (b) from the issuance and sale of Qualified Capital Stock of CNH Global (excluding, in the case of the 9 1/4% Notes, any net proceeds from a Qualified Equity Offering to the extent used to redeem Notes); plus

(y)	without duplication of any amounts included in clause (3)(x) above, the aggregate amount by which Indebtedness (other than Subordinated Indebtedness) of CNH Global or any Restricted Subsidiary is reduced on CNH Global’s consolidated balance sheet subsequent to August 1, 2003 and on or prior to the Reference Date upon the conversion or exchange of any Indebtedness for Qualified Capital Stock of CNH Global (other than to the extent of any Qualified Capital Stock issued to any Subsidiary of CNH Global); plus

(z)	with duplication, the sum of:

(1)	the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to August 1, 2003 whether through interest payments, principal payments, dividends or other distributions or payments;

(2)	the net cash proceeds received by CNH Global or any of the Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of CNH Global); and

(3)	upon Revocation of the status of an Unrestricted Subsidiary as an Unrestricted Subsidiary, the Fair Market Value of CNH Global’s and the Restricted Subsidiaries’ Investment in such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the sum of (I) the aggregate amount of all such Investments made subsequent to the Issue Date and (II) without duplication of clause (I), one half of the gain from any disposition of all or any portion of such Investments (other than to a Subsidiary of CNH Global) made subsequent to August 1, 2003.

      Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)	if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of CNH Global, either (i) solely in exchange for shares of Qualified Capital Stock of CNH Global or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of CNH Global) of shares of Qualified Capital Stock of CNH Global;

(3)	if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of Case New Holland or any Guarantor that is subordinate or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, either (i) solely in exchange for shares of Qualified Capital Stock of CNH Global, or (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of CNH Global) of (a) shares of Qualified Capital Stock of CNH Global or (b) Refinancing Indebtedness;

(4)	if no Default or Event of Default shall have occurred and be continuing, repurchases by CNH Global of Capital Stock (or rights or options therefor) of CNH Global from employees of CNH Global or any Subsidiary or their authorized representatives, upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $2.5 million in any calendar year;

(5)	if no Default or Event of Default shall have occurred and be continuing, the payment of pro rata cash dividends on shares of the common stock of CNH Global to the holders thereof in an amount not to exceed $33.0 million in any calendar year;

(6)	if no Default or Event of Default shall have occurred and be continuing, commencing in calendar year 2005, the payment of cash dividends on the shares of Series A Preferred Stock outstanding on the Issue Date in an amount not to exceed $50.0 million in any calendar year; and

(7)	additional Restricted Payments in an aggregate amount not to exceed $20.0 million.
      In determining the aggregate amount of Restricted Payments made subsequent to August 1, 2003 in accordance with clause (3) of the first paragraph of this covenant, amounts expended pursuant to clauses (1), (2)(ii), (3)(ii)(a), (4), (5) and (6) shall be included in such calculation.
      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. CNH Global will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective, any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a)	pay dividends or make any other distributions on or in respect of its Capital Stock;

(b)	make loans or advances or to pay any Indebtedness or other obligation owed to CNH Global or any other Restricted Subsidiary; or

(c)	transfer any of its property or assets to CNH Global or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reasons of:

(1)	any agreements (including, without limitation, any Existing Credit Facility) existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that the encumbrances and restrictions contained in any such amendments, restatements, renewals, replacements or refinancings are not, taken as a whole, materially more restrictive than the encumbrances or restrictions contained in such agreements on the Issue Date;

(2)	any Credit Facility or any Indebtedness incurred under clause (3) of the covenant described under “ — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” if (x) either (i) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (ii) either senior management or the Board of Directors of CNH Global determines at the time any such Indebtedness is incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not affect the ability of Case New Holland to make principal or interest payments on the Notes as and when due and (y) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings or agreements (as determined in good faith by either senior management or the Board of Directors of CNH Global);

(3)	the Indentures, the Notes and the Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

(6)	any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(7)	Purchase Money Indebtedness and Capitalized Lease Obligations permitted to be incurred pursuant to clause (11) of the second paragraph under the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” that impose limitations of the nature described in clause (c) of the first paragraph of this covenant;

(8)	customary restrictions on the transfer of any property or assets arising under a security agreement governing a Lien permitted under the Indentures;

(9)	any agreement governing Refinancing Indebtedness; provided, however, that the encumbrances or restrictions contained in any such Refinancing Indebtedness are not, taken as a whole, materially more restrictive than the provisions relating to such encumbrances or restrictions contained in the Indebtedness being refinanced;

(10)	any agreement governing the sale or disposition of all or substantially all of the Capital Stock or assets of any Restricted Subsidiary which restricts dividends and distributions pending such sale or disposition; and

(11)	Non-Recourse Accounts Receivable Subsidiary Indebtedness or other contractual requirements of an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Accounts Receivable Subsidiary or Qualified Receivables Assets which are subject to a Qualified Receivables Transaction.
      Limitation on Liens. (a) CNH Global will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of CNH Global or any of its Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1)	in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or a Guarantee, the Notes or such Guarantee are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2)	in all other cases, the Notes are equally and ratably secured,

for so long as any Indebtedness or other obligations giving rise to the creation of a Lien in favor of the Notes are so secured, except for:

(A)	Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(B)	(I) Liens securing Indebtedness in an aggregate principal amount not to exceed the greater of (i) $2.0 billion incurred pursuant to clause (2) of the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and (ii) an amount equal to 2.5 times Consolidated EBITDA for the most recently ended Four Quarter Period for which financial statements are available and (II) Liens securing Indebtedness incurred pursuant to clause (3) of the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(C)	Permitted Liens.
      (b) In the event that section (a) of this covenant no longer applies to CNH Global and its Restricted Subsidiaries in light of the circumstances described above under “— Covenant Termination,” CNH Global will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of CNH Global or any of its Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless:

(1)	in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes or a Guarantee, the Notes or such Guarantee are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2)	in all other cases, the Notes are equally and ratably secured, for so long as any Indebtedness or other obligations giving rise to the creation of a Lien in favor of the Notes are so secured, except for:

(A)	Liens existing on the date the Notes reach Investment Grade Status to the extent and in the manner such Liens are in effect on the date the Notes reach Investment Grade Status;

(B)	Permitted Liens; and

(C)	in addition to the Liens described in clauses (A) and (B) above, additional Liens not to exceed 15.0% of the Consolidated Net Tangible Assets of CNH Global and its Restricted Subsidiaries.
      Merger, Consolidation and Sale of Assets. Neither CNH Global nor Case New Holland will, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of CNH Global’s assets (determined on a consolidated basis for CNH Global and its Restricted Subsidiaries) to any Person unless:
      (1) (A) in the case of a merger, consolidation, sale, assignment, transfer, lease, conveyance or other disposition involving

(x)	CNH Global, CNH Global shall be the surviving or continuing corporation or the Person (if other than CNH Global) formed by such consolidation or into which CNH Global is merged or the Person to which such Transfer or other disposition has been made shall be a Person organized and validly existing under the laws of a member state of the European Union (as it exists on the Issue Date), the United States or any State thereof or the District of Columbia; and

(y)	Case New Holland, Case New Holland shall be the surviving or continuing corporation or the Person (if other than Case New Holland) formed by such consolidation or into which Case New Holland is merged or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made shall be a Person organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, provided that if such successor Person is not a corporation there must at all times be a joint and several co-issuer of the Notes that is a Wholly-Owned Restricted Subsidiary of such successor Person that (I) is a corporation organized and validly existing under the laws of any jurisdiction described above in this clause (y) and (II) has no liabilities and engages in no activities other than its obligations under the Notes and activities incidental thereto; and

      (B) the Person (if other than CNH Global or Case New Holland) formed by such consolidation or into which CNH Global or Case New Holland, as the case may be, is merged or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (the “Surviving Entity”) (and any co-issuer, if any) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all obligations of CNH Global or Case New Holland, as the case may be, under the Notes, the Guarantee of CNH Global, the Indentures and the Registration Rights Agreements on the part of CNH Global or Case New Holland to be performed or observed;

(2)	immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), CNH Global or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(3)	immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(4)	CNH Global, Case New Holland or the Surviving Entity (and any co-issuer, if any), as the case may be, shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indentures and that all conditions precedent in the Indentures relating to such transaction have been satisfied.
      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transaction) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of CNH Global shall be deemed to be the transfer of all or substantially all of the properties and assets of CNH Global.
      The Indentures provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Case New Holland or CNH Global, as the case may be, in accordance with the foregoing in which Case New Holland or CNH Global is not the continuing corporation, the successor Person formed by such consolidation or into which Case New Holland or CNH Global is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Case New Holland or CNH Global, as the case may be, under the Indentures, the Notes and the Guarantee of CNH Global with the same effect as if such surviving entity had been named as such.
      No Guarantor (other than CNH Global or any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indentures) will, and CNH Global will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than CNH Global, Case New Holland or any other Guarantor unless:

(1)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is a Person organized and existing under the laws of (x) if such Guarantor is organized and existing under the laws of the United States or any State thereof or the District of Columbia, the United States or any State thereof or the District of Columbia; (y) if such Guarantor is organized and existing under the laws of a member state of the European Union (as it exists on the Issue Date), (i) a member state of the European Union (as it exists on the Issue Date) or (ii) the United States or any State thereof or the District of Columbia; or (z) if such Guarantor is organized and existing under the laws of any other jurisdiction (i) a member state of the European Union (as it exists on the Issue Date), (ii) the United States or any State thereof or the District of Columbia or (iii) the jurisdiction or organization or existence of the Guarantor to which such consolidation or merger relates;

(2)	such entity assumes by supplemental indenture all of the obligations of the Guarantor under the Indentures, such Guarantor’s Guarantee and the Registration Rights Agreements;

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, CNH Global could satisfy the provisions of clause (2) of the first paragraph of this covenant; and

(5)	CNH Global shall have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that such consolidation or merger and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indentures and that all conditions precedent in the Indentures relating to such transaction have been satisfied.

      Limitation on Transactions with Affiliates. (a) CNH Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than:

(x)	Affiliate Transactions permitted under paragraph (b) below; and

(y)	Affiliate Transactions on terms that are not less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of CNH Global or such Restricted Subsidiary.
      All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan (other than Permitted Financing Support Services)) involving aggregate payments or other property with a Fair Market Value in excess of $10.0 million shall be approved by a majority of the Disinterested members of the Board of Directors of CNH Global, such approval to be evidenced by a Board Resolution stating that such Disinterested members of the Board of Directors have determined that such transaction complies with the foregoing provisions. If CNH Global or any Restricted Subsidiary enters into an Affiliate Transaction (or series of related Affiliate Transactions related to a common plan (other than Permitted Financing Support Services)) that involves an aggregate Fair Market Value of more than $25.0 million or as to which there are no Disinterested members of the Board of Directors of CNH Global, CNH Global or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to CNH Global or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.
      (b) The restrictions set forth in clause (a) shall not apply to:

(1)	reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of CNH Global or any Restricted Subsidiary as determined in good faith by CNH Global’s Board of Directors or senior management;

(2)	transactions exclusively between or among CNH Global and any of the Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indentures;

(3)	any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4)	Restricted Payments permitted by the Indentures;

(5)	transactions effected as part of a Qualified Receivables Transaction;

(6)	any agreement or arrangement (and any transaction effectuated pursuant thereto) with Fiat or any of its Subsidiaries relating to the provision of (i) debt financing, guarantees, currency, interest rate and commodity protection contracts, treasury or cash management services and any services reasonably related to any of the foregoing and/or (ii) shared services relating to the administrative and operating activities of CNH Global and its Restricted Subsidiaries, in each case in the ordinary course of business of CNH Global and its Restricted Subsidiaries; provided that, either the Board of Directors or senior management of CNH Global shall have determined that each such agreement and arrangement is on terms that are not less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of CNH Global or such Restricted Subsidiary; and

(7)	agreements or arrangements (and transactions effectuated pursuant thereto) with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business of CNH Global and its Restricted Subsidiaries; provided that, either the Board of Directors or senior management of CNH Global shall have determined that each such agreement and arrangement is on terms that are not less favorable than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of CNH Global or such Restricted Subsidiary.
      Issuance of Subsidiary Guarantees. CNH Global will not cause or permit any of its Restricted Subsidiaries (other than Case New Holland), directly or indirectly, to guarantee any Indebtedness of CNH Global or Case New Holland (other than Indebtedness under any Credit Facility incurred pursuant to clause (2) of the second paragraph under “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”) unless such Restricted Subsidiary:

(1)	executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a “Guarantee”) all of Case New Holland’s obligations under the Notes and the Indentures on the terms set forth in the Indentures; and

(2)	delivers to the Trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.
      Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indentures until such Guarantee is released in accordance with the provisions of “Guarantees” above. CNH Global may cause any other Restricted Subsidiary of CNH Global to issue a Guarantee and become a Guarantor.

      Limitation on Sale and Leaseback Transactions. (a) CNH Global will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that CNH Global or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1)	CNH Global or that Restricted Subsidiary, as applicable, could have

(A)	incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale and Leaseback Transaction pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph or pursuant to clause (3) of the second paragraph, as the case may be, of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(B)	incurred a Lien to secure such Indebtedness pursuant to “— Limitation on Liens” above;

(2)	the consideration received in that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property sold; and

(3)	the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the proceeds of such transaction are applied in compliance with, the covenant described under “ — Repurchase at the Option of Holders — Asset Sales.”
      Notwithstanding the foregoing, CNH Global or any Restricted Subsidiary may enter into and consummate any Excluded Sale and Leaseback Transaction without complying with the foregoing provisions.
      (b) In the event that section (a) of this covenant no longer applies to CNH Global and its Restricted Subsidiaries in light of the circumstances described above under “— Covenant Termination,” CNH Global shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any property or assets unless:

(1)	CNH Global or such Restricted Subsidiary could have incurred a Lien to secure such Indebtedness pursuant to “— Limitation on Liens” above;

(2)	the consideration received in that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property sold; and

(3)	the gross cash proceeds of such transaction are applied within 365 days of the receipt thereof either to

(A)	repay Indebtedness under any Credit Facility and permanently retire such Indebtedness and cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so repaid;

(B)	acquire any property or assets useful to the business of CNH Global and its Restricted Subsidiaries; or

(C)	any combination of clauses (A) and (B) above.
      Notwithstanding the foregoing, CNH Global or any Restricted Subsidiary may enter into and consummate any Excluded Sale and Leaseback Transaction without complying with the foregoing provisions.
      Payments for Consent. CNH Global will not, and will not cause or permit any Subsidiary to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indentures, the Notes or the Guarantees unless such consideration is offered to be paid to all Holders who so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or amendment.
      Limitation on Designations of Unrestricted Subsidiaries. After the Issue Date, CNH Global may designate any Subsidiary of CNH Global (other than Case New Holland or a Subsidiary of CNH Global which owns Capital Stock of Case New Holland or a Restricted Subsidiary) as an “Unrestricted Subsidiary” under the Indentures (a “Designation”) only if:

(1)	no Default or Event of Default (as defined below) shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2)	(A) in the case of a Subsidiary other than a Financial Services Subsidiary, (i) prior to reaching Investment Grade Status, CNH Global would be permitted under the Indentures to make a Restricted Payment pursuant to the first paragraph of the covenant described under “ — Limitation on Restricted Payments” at the time of Designation (assuming the effectiveness of such Designation) in an amount equal to the Fair Market Value of CNH Global’s and the Restricted Subsidiaries’ Investment in such Subsidiary on such date and (ii) from and after the date the Notes reach Investment Grade Status, the Fair Market Value of CNH Global’s and the Restricted Subsidiaries’ outstanding Investments (calculated at the time such Investment is made) in (x) any such Subsidiary may not exceed $1.0 million and (y) all such Subsidiaries may not exceed $10.0 million in the aggregate, and (B) in the case of a Financial Services Subsidiary, immediately prior to or concurrently with such Designation, such Financial Services Subsidiary shall have repaid all Indebtedness owed to CNH Global and its Restricted Subsidiaries (and terminated all related commitments) and returned, in cash or Cash Equivalents or a combination thereof, an amount equal to all Investments made subsequent to the Issue Date in such Financial Services Subsidiary by CNH Global and its Restricted Subsidiaries except to the extent such return would cause such Financial Services Subsidiary to violate applicable capital adequacy or other regulatory requirements, in which case such obligation to return Investments made after the Issue Date shall, to the extent of any amount of Investment the return of which would violate such requirements, be deferred until the date of any Permitted Financial Services Disposition in respect of such Subsidiary.
      The Indentures further provide that CNH Global shall not, and shall not cause or permit any Restricted Subsidiary to, at any time:

(x)	provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking agreement or instrument evidencing such Indebtedness);

(y)	be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(z)	be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y), to the extent permitted under the covenant described under “— Limitation on Restricted Payments.”
      The Indentures further provide that CNH Global may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (“Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

(1)	no Default or Event of Default shall have occurred and be continuing at the time and after giving effect to such Revocation;

(2)	immediately after giving effect to such Revocation, (i) in the case of an Unrestricted Subsidiary not constituting an Unrestricted Financial Services Subsidiary, CNH Global would be permitted to incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “ — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and (ii) in the case of an Unrestricted Subsidiary constituting an Unrestricted Financial Services Subsidiary, a Financial Services Subsidiary of CNH Global would be permitted to incur $1.00 of additional Indebtedness pursuant to clause

(3) of the definition of Permitted Indebtedness set forth in the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(3)	all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indentures.

      All Designations and Revocations must be evidenced by an officers’ certificate of CNH Global delivered to the Trustee certifying compliance with the foregoing provisions.

      As of February 25, 2005, each of the following Subsidiaries of CNH Global has been Designated as Unrestricted Subsidiaries:

New Holland Kobelco Construction Machinery S.p.A.;
Kobelco Construction Machinery America LLC;
CNH Baumachinen GmbH;
Harbin New Holland Tractors Co. Ltd;
UzCaseMash LLC;
UzCaseService LLC;
UzCaseTractor LLC;
RosCaseMash;
Shanghai New Holland Agricultural Machinery Corporation Limited;
UzCaseAgroLeasing LLC;
Tri-County New Holland, Inc.;
Farmers New Holland, Inc.;
Challenger New Holland, Ltd.;
Rathell Farm Equipment Company, Inc.;
Northside New Holland, Inc.;
Sunrise Tractor & Equipment Inc.;
LaGrande New Holland, Inc.;
Medicine Hat New Holland, Ltd.;
Memphis New Holland, Inc.;
Ridgeview New Holland, Inc.;
Pensacola Tractor & Equipment, Inc.; and
St. Catharines New Holland, Ltd.
      Designation of Equipment Subsidiaries and Financial Services Subsidiaries. (a) On the issue date of each series of Notes, CNH Global designated each of its Restricted Subsidiaries as being either an “Equipment Subsidiary” or a “Financial Services Subsidiary” and from and after such issue date, CNH Global shall cause each Restricted Subsidiary formed or acquired after such date (and each Unrestricted Subsidiary the Designation of which has been Revoked) to be designated as either an “Equipment Subsidiary” or a “Financial Services Subsidiary”; provided that each such designation shall comply with the requirements of clause (b) below. The designation of each Restricted Subsidiary in existence on the issue date of each series of Notes is set forth in a schedule to the applicable Indenture and the designation of each Restricted Subsidiary formed or acquired after any issue date shall be evidenced by an officers’ certificate of CNH Global delivered to the Trustee certifying compliance with the foregoing provisions.
      (b) CNH Global shall not

(i)	designate any Restricted Subsidiary as an Equipment Subsidiary unless the properties, assets and operations of such Restricted Subsidiary relate exclusively to the Equipment Business of CNH Global and its Restricted Subsidiaries; provided, however, that any Equipment Subsidiary may engage in activities described in the definition of “Financial Services Business” provided that such activities are not the primary business activities of such Equipment Subsidiary and are only incidental to, and undertaken in support of, the Equipment Business activities of such Equipment Subsidiary;

(ii)	designate any Restricted Subsidiary as a Financial Services Subsidiary unless the properties, assets and operations of such Restricted Subsidiary relate exclusively to the Financial Services Business of CNH Global and its Restricted Subsidiaries;

(iii)	permit any Restricted Subsidiary to own any properties or other assets or engage in any activities which would cause it to qualify as both an Equipment Subsidiary and a Financial Services Subsidiary; or

(iv)	transfer any plant, property or equipment to any Financial Services Subsidiary or permit any Financial Services Subsidiary to own any plant, property or equipment other than, in each case, property and equipment incidental to the operation of the Financial Services Business.
      Notwithstanding the foregoing, CNH Global shall at all times (x) with respect to itself, satisfy the requirements for being an Equipment Subsidiary (notwithstanding that it is not a Subsidiary) and (y) cause Case New Holland to at all times be an Equipment Subsidiary.
      Reports to Holders. Whether or not CNH Global is then subject to Section 13(a) or 15(d) of the Exchange Act, CNH Global will furnish to the Trustee and the Holders, so long as the Notes are outstanding: (i) reports on Form 6-K relating to quarterly financial information substantially in the form of the Form 6-K filed by CNH Global on April 25, 2003; provided, that such reports on Form 6-K will be so furnished no later than 45 days after the end of the fiscal quarter relating to such quarterly report; and (ii) annual reports on Form 20-F substantially in the form of the Form 20-F filed by CNH Global for the fiscal year ended December 31, 2003, (in the case of the 6% Notes), or December 31, 2002, (in the case of the 9 1/4% Notes); provided, that such reports on Form 20-F will be so furnished no later than the date by which CNH Global would be required so to file such report if then required to file such a report under the Exchange Act; provided, however, that to the extent that CNH Global ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not CNH Global is then subject to Section 13(a) or 15(d) of the Exchange Act, CNH Global will furnish to the Trustee and the Holders, so long as the Notes are outstanding (x) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if CNH Global were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of CNH Global and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by CNH Global’s certified independent accountants; and (y) all current reports that would be required to be filed with the Commission on Form 8-K if CNH Global were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.
      In addition, whether or not required by the rules and regulations of the Commission, CNH Global will electronically file or furnish, as the case may be, a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, CNH Global has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Events of Default
      The following events are defined in each of the Indentures as “Events of Default”:

(1)	the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2)	the failure to pay the principal of any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)	a default in the observance or performance of any other covenant or agreement contained in the Indentures which default continues for a period of 30 days after Case New Holland receives written notice specifying the default from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “— Certain Covenants — Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)	a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of CNH Global or any of its Restricted Subsidiaries (or the payment of which is guaranteed by CNH Global or any of its Restricted Subsidiaries) but excluding Non-Recourse Accounts Receivable Subsidiary Indebtedness, whether such Indebtedness now exists or is created after the Issue Date, which default (A) is caused by a failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a “payment default”) or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million;

(5)	one or more judgments in an aggregate amount in excess of $75.0 million not covered by adequate insurance shall have been rendered against CNH Global or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(6)	certain events of bankruptcy as set forth in each Indenture affecting CNH Global, Case New Holland or any Significant Subsidiary or group of Restricted Subsidiaries of CNH Global that, together, would constitute a Significant Subsidiary; or

(7)	any Guarantee of any Guarantor ceases to be in full force and effect or any Guarantee of such Guarantor is declared to be null and void and unenforceable or any Guarantee of such Guarantor is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the applicable Indenture).
      If an Event of Default (other than an Event of Default specified in clause (6) above) shall occur and be continuing under the Indenture relating to either series of Notes, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes of such series may declare the principal of, premium, if any, and accrued interest on all the Notes of such series to be due and payable by notice in writing to Case New Holland and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above occurs with respect to CNH Global or Case New Holland and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes of such series shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.
      Each Indenture provides that, at any time after a declaration of acceleration with respect to either series of Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the then outstanding Notes of such series may rescind and cancel such declaration and its consequences:

(1)	if the rescission would not conflict with any judgment or decree;

(2)	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)	to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)	if Case New Holland has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)	in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

      No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.
      The Holders of a majority in principal amount of the then outstanding Notes of either series may waive any existing Default or Event of Default under the applicable Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any Notes of such series.
      Holders of the Notes of either series may not enforce the applicable Indenture or the Notes of such series except as provided in the applicable Indenture and under the TIA. Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights, or powers under either Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of each Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes of either series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.
      Under each of the Indentures, Case New Holland is required to provide an officers’ certificate to the Trustee promptly upon Case New Holland obtaining knowledge of any Default or Event of Default (provided that Case New Holland shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.
Legal Defeasance and Covenant Defeasance
      Case New Holland may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to either series of outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that Case New Holland shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes of such series, except for:

(1)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes of such series when such payments are due;

(2)	Case New Holland’s obligations with respect to the Notes of such series concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)	the rights, powers, trust, duties and immunities of the Trustee and Case New Holland’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the applicable Indenture.
      In addition, Case New Holland may, at its option and at any time, elect to have the obligations of Case New Holland released with respect to certain covenants that are described in either of the Indentures (“Covenant Defeasance”) and thereafter any omission or failure to comply, with such obligations shall not constitute a Default or Event of Default with respect to the applicable series of Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “— Events of Default” will no longer constitute an Event of Default with respect to such series of Notes.
      In order to exercise Legal Defeasance or Covenant Defeasance:

(1)	Case New Holland must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized independent registered public accounting firm selected by Case New Holland, to pay the principal of, premium, if any, and interest on such series of Notes on the stated date of payment thereof or on the applicable redemption date, as the case may be; provided that the Trustee shall have received an irrevocable written order from

Case New Holland instructing the Trustee to apply such U.S. dollars or the proceeds of such U.S. government obligations to said payments with respect to such series of Notes;

(2)	in the case of Legal Defeasance, Case New Holland shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) Case New Holland has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the applicable Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Case New Holland shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes concurrently with such incurrence);

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under the applicable Indenture or any other material agreement or instrument to which CNH Global or any of its Restricted Subsidiaries is a party or by which CNH Global or any of its Restricted Subsidiaries is bound;

(6)	Case New Holland shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by Case New Holland with the intent of preferring the Holders over any other creditors of Case New Holland or with the intent of defeating, hindering, delaying or defrauding any other creditors of Case New Holland or others;

(7)	Case New Holland shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent (other than, in the case of such legal opinion, paragraph (6) above as to which such counsel need express no opinion) provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8)	Case New Holland shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit and assuming that no Holder is an “insider” with respect to Case New Holland, as that term is defined in Section 101 of title 11, United States Bankruptcy Code (the “Bankruptcy Code”), the cash or securities deposited in trust will not be subject to avoidance and repayment under Sections 547 and 550 of the Bankruptcy Code.

Satisfaction and Discharge
      Each Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes of any series when:

(1)	either (a) all the Notes of such series theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Case New Holland and thereafter repaid to Case New Holland or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes of such series (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of Case New Holland, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Case New Holland, and Case New Holland has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes of such series not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes of such series to the date of deposit together with irrevocable instructions from Case New Holland directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	Case New Holland and/or the Guarantors have paid all other sums payable under the applicable Indenture; and

(3)	Case New Holland has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of the applicable Indenture have been complied with.

Modification of the Indentures
      From time to time, Case New Holland and the Trustee, without the consent of the Holders, may amend either of the Indentures for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indentures may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes of either series issued under the applicable Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)	reduce the amount of Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)	reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(4)	make any Notes payable in money other than that stated in the Notes;

(5)	make any change in provisions of the Indentures protecting the right of each Holder to receive payment of principal of, premium, if any, and interest on such Notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the then outstanding Notes to waive Defaults or Events of Default;

(6)	amend, change or modify in any material respect the obligation of Case New Holland to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7)	modify or change any provision of the Indentures or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(8)	release any Guarantor from any of its obligations under its Guarantee or the Indentures otherwise than in accordance with the terms of the Indentures.

Governing Law
      Each Indenture provides that it, the applicable series of Notes and any Guarantees are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.
The Trustee
      Each Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default under either Indenture, the Trustee will exercise such rights and powers vested in it by such Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
      The Indentures and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of Case New Holland, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to the Indentures for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.
      “Accounts Receivable Subsidiary” means a Subsidiary of CNH Global:

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of CNH Global and/or its Restricted Subsidiaries;

(2)	that is designated by the Board of Directors of CNH Global as an Accounts Receivable Subsidiary pursuant to a Board of Directors’ resolution set forth in an officers’ certificate delivered to the Trustee;

(3)	with respect to any Accounts Receivable Subsidiary created or designated after the Issue Date, that has total assets at the time of such creation and designation with a book value of $10,000 or less;

(4)	no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by CNH Global or any Restricted Subsidiary of CNH Global (excluding Guarantees of obligations (other than any Guarantee of Indebtedness) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates CNH Global or any Restricted Subsidiary of CNH Global in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of CNH Global or any other Restricted Subsidiary of CNH Global (except for another Accounts Receivable Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness, “Non-Recourse Accounts Receivable Subsidiary Indebtedness”);

(5)	with which neither CNH Global nor any Restricted Subsidiary of CNH Global has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to CNH Global or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of CNH Global in connection with a Qualified Receivables Transaction and fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction; and

(6)	with respect to which neither CNH Global nor any Restricted Subsidiary of CNH Global has any obligation (a) to subscribe for additional shares of Capital Stock thereof or make any additional capital contribution or similar payment or transfer thereto, except for continuing transfers of Qualified Receivables Assets pursuant to any pre-funding or revolving period feature, or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof, except in each case, to the extent that, if the amount of each such subscription, capital contribution or other payment or Investment were to be deducted from the cash proceeds received by CNH Global or any of its Restricted Subsidiaries in connection with the sale of the related Qualified Receivables Assets, the transfer of such Qualified Receivables Assets would still be permitted by clause (7) of the proviso to the definition of “Asset Sale,” provided that to the extent any such subscription, capital contribution or other payment or Investment would not be so permitted, CNH Global would be entitled at the time such obligation is entered into and at the time the obligation is fulfilled to make a Restricted Payment in an amount equal to such amount of such obligation, in which case, at the time of such subscription, capital contribution or other payment or Investment, CNH Global shall be deemed to have made a Restricted Payment for all purposes under the covenant described under “Limitation on Restricted Payments” in an amount equal to such subscription, capital contribution or other payment or Investment.
      “Accreted Value” means, as of any date of determination, with respect to any Note, the sum of (a) the “issue price” (as determined in accordance with Treasury Regulation 1.1273-2(a)(1)) of such Note and (b) the portion of the excess of the principal amount at maturity of such Note over such issue price that shall have been accreted thereon through such date, such amount to be so accreted as accrued interest on a daily basis at 6% per annum of the issue price of such Note, compounded semi-annually on each June 1 and December 1 from the date of issuance through the date of determination, computed on the basis of a 360-day year of twelve 30-day months.
      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or at the time it merges or consolidates with CNH Global or any of the Restricted Subsidiaries or assumed by CNH Global or any Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.
      “Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.
      “Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such Note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to June 1, 2009 in the case of the 6% Notes, or August 1, 2007 in the case of the 9 1/4% Notes; provided, however, that if the period from the Make-Whole Redemption Date to June 1, 2009 in the case of the 6% Notes, or August 1, 2007 in the case of the 9 1/4% Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to June 1, 2009 in the case of the 6% Notes, or August 1, 2007 in the case of the 9 1/4% Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

      “ARS Promissory Note” means a promissory note of an Accounts Receivable Subsidiary to CNH Global or any Restricted Subsidiary of CNH Global, which note must be repaid from cash available to the Accounts Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.
      “Asset Acquisition” means (1) an Investment by CNH Global or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into CNH Global or any of its Restricted Subsidiaries, or (2) the acquisition by CNH Global or any of its Restricted Subsidiaries of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.
      “Asset Sale” means any direct or indirect sale, issuance, conveyance, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than the granting of a Lien in accordance with the Indentures) for value by CNH Global or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than CNH Global or a Restricted Subsidiary of (a) any Capital Stock of any Restricted Subsidiary or (b) any other property or assets of CNH Global or any of its Restricted Subsidiaries; provided, however, that Asset Sales shall not include:

(1)	the sale, conveyance, lease, assignment or other transfer of any parts depot in connection with the Parts Depot Rationalization Program;

(2)	a transaction or series of related transactions for which CNH Global or any of its Restricted Subsidiaries receive aggregate consideration or which has a Fair Market Value of less than $10.0 million;

(3)	the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of CNH Global or Case New Holland as permitted by the covenant described under “— Certain Covenants — Merger, Consolidation and Sale of Assets”;

(4)	any Restricted Payment made in accordance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments” or a Permitted Investment;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	the sale of inventory in the ordinary course of business;

(7)	sales of Qualified Receivables Assets to an Accounts Receivables Subsidiary or other Person pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof;

(8)	any transfer of Qualified Receivables Assets, or a fractional undivided interest therein, by an Accounts Receivables Subsidiary in a Qualified Receivables Transaction;

(9)	a Permitted Financial Services Disposition; or

(10)	the factoring of accounts receivable arising in the ordinary course of business pursuant to customary arrangements.
      “Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the greater of

(1)	the fair value of the property subject to such arrangement; and

(2)	the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

      “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.
      “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.
      “Capital Stock” means

(1)	with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and

(2)	with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.
      “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.
      “Cash Equivalents” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or any member state of the European Union (as it exists on the Issue Date) or issued by any agency thereof and backed by the full faith and credit of the United States or such member state of the European Union, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. or any successor thereto (“S&P”) or Moody’s Investors Service, Inc. or any successor thereto (“Moody’s”);

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)	cash deposited in bank accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of any member state of the European Union (as it exists on the Issue Date), the United States of America or any State thereof or the District of Columbia or any foreign branch of any such bank or any branch of a foreign bank located in the United States or any member state of the European Union (as it exists on the Issue Date) having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)	investments in money market funds which invest substantially all their assets in either (x) securities of the types described in clauses (1) through (5) above or (y) securities which constitute “Eligible Securities” (as defined in Rule 2a-7(10) promulgated under the Investment Company Act of 1940, as such Rule is in effect on the Issue Date);

(7)	in addition to clauses (1) through (6) above, in the case of CNH Global or any Foreign Subsidiary:

(a)	marketable direct obligations issued by, or unconditionally guaranteed by, the sovereign nation in which CNH Global or such Foreign Subsidiary is organized and is conducting business, or issued by any agency thereof and backed by the full faith and credit of such sovereign nation, and in each case maturing within one year from the date of acquisition thereof; and

(b)	certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the sovereign nation in which CNH Global or such Foreign Subsidiary is organized and is conducting business, and having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; and

(8)	positive net cash balances of CNH Global and its Restricted Subsidiaries held from time to time on current account with Fiat and its Affiliates in connection with cash management practices generally accepted internationally as applied by multinational corporations in the ordinary course of business.
      “Change of Control” means the occurrence of one or more of the following events:

(1)	any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than one or more Permitted Holders, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of more than 50% of the total voting power of CNH Global’s Capital Stock;

(2)	there is consummated any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of CNH Global and its Subsidiaries taken as a whole to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indentures), other than any transfer to (x) CNH Global or one or more Restricted Subsidiaries of CNH Global or (y) any Person of which more than 50% of the voting power of such Person’s Capital Stock is owned by one or more Permitted Holders;

(3)	there is consummated any consolidation or merger of CNH Global in which CNH Global is not the continuing or surviving Person or pursuant to which the Common Stock of CNH Global would be converted into cash, securities or other property, other than a merger or consolidation of CNH Global (x) in which the Holders of the Capital Stock of CNH Global outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Capital Stock of the surviving corporation immediately after such consolidation or merger or (y) with any Person of which more that 50% of the voting power of such Person’s Capital Stock is owned by one or more Permitted Holders;

(4)	the approval by the Holders of Capital Stock of CNH Global of any plan or proposal for the liquidation or dissolution of CNH Global or Case New Holland (whether or not otherwise in compliance with the provisions of the Indentures);

(5)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of CNH Global (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of CNH Global was approved either (x) pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (y) by the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of CNH Global then in office; or

(6)	the first day on which CNH Global fails to own, either directly or indirectly, through one or more Restricted Subsidiaries, more than 50% of the total voting power of Case New Holland’s Capital Stock.

      “Commission” means the Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indentures such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.
      “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.
      “Consolidated EBITDA” means, with respect to CNH Global, for any period, the sum (without duplication) of:

(1)	Consolidated Equipment Net Income; and

(2)	to the extent Consolidated Equipment Net Income has been reduced thereby:

(A)	all income taxes of CNH Global and the Equipment Subsidiaries paid or accrued in accordance with GAAP for such period;

(B)	Consolidated Equipment Interest Expense;

(C)	Consolidated Equipment Non-cash Charges; and

(D)	restructuring charges of CNH Global and the Equipment Subsidiaries resulting from the CNH Merger Integration Plan as described in the Offering Memoranda or incorporated by reference therein to the extent paid or accrued during such period, less any Consolidated Equipment Non-cash Items increasing Consolidated Equipment Net Income for such period, all as determined on a consolidated basis for CNH Global and its Equipment Subsidiaries in accordance with GAAP.
      “Consolidated Equipment Interest Expense” means, with respect to CNH Global for any period, the sum of, without duplication:
      (1)

(A)	the aggregate of the interest expense of CNH Global and its Equipment Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (but excluding, for the avoidance of doubt, the interest expense of Financial Services Subsidiaries), including without limitation or duplication,

(I)	any amortization of debt discount and amortization or write-off of deferred financing costs,

(II)	the net costs under Hedging Obligations,

(III)	non-cash interest expense,

(IV)	all capitalized interest, and

(V)	the interest portion of any deferred payment obligation; and

(B)	the interest component of Capitalized Lease Obligations and Attributable Indebtedness paid, accrued and/or scheduled to be paid or accrued by CNH Global and its Equipment Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP, less

(2)	the aggregate interest income received by CNH Global and its Equipment Subsidiaries from Financial Services Subsidiaries in respect of Indebtedness of such Financial Services Subsidiaries owed to CNH Global and/or one or more Equipment Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that with respect to each item of such Indebtedness, the interest income thereon shall be excluded to the extent that, but only to the extent that, the interest rate on such Indebtedness exceeds the rate that would be applicable to borrowings of similar maturities and on substantially the same terms by similarly situated finance companies from unaffiliated third parties.

      The calculation of Consolidated Equipment Interest Expense shall not include any amount of the type included or recorded from time to time as “Interest Compensation to Financial Services” on CNH Global’s financial statements.
      “Consolidated Equipment Net Income” means that portion of Consolidated Net Income attributable to CNH Global and its Equipment Subsidiaries (excluding CNH Global’s and its Equipment Subsidiaries’ equity in the net income of Financial Services Subsidiaries except to the extent of cash dividends or distributions paid to CNH Global or an Equipment Subsidiary by a Financial Services Subsidiary).
      “Consolidated Equipment Non-cash Charges” means, with respect to CNH Global, for any period, the aggregate depreciation, amortization and other non-cash expenses of CNH Global and its Equipment Subsidiaries reducing Consolidated Equipment Net Income of CNH Global for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period and any loss on the sale of fixed assets as reflected in CNH Global’s consolidated statements of cash flows in accordance with GAAP).
      “Consolidated Equipment Non-cash Items” means with respect to CNH Global, for any period, the aggregate non-cash gains of CNH Global and its Equipment Subsidiaries increasing Consolidated Equipment Net Income of CNH Global for such period, determined on a consolidated basis in accordance with GAAP (excluding any such gain or portion of such gain for which cash is expected to be received in any future period).
      “Consolidated Fixed Charge Coverage Ratio” means, with respect to CNH Global, the ratio of Consolidated EBITDA of CNH Global during the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of CNH Global for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)	the incurrence or repayment of any Indebtedness or issuance or redemption of Preferred Stock of CNH Global or any of CNH Global’s Equipment Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or issuance or redemption of Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)	any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of CNH Global or one of the Equipment Subsidiaries (including any Person who becomes an Equipment Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

      If CNH Global or any Equipment Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if CNH Global or such Equipment Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)	if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(3)	notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum in effect on the Transaction Date resulting after giving effect to the operation of such agreements on such date.
      “Consolidated Fixed Charges” means, with respect to CNH Global for any period, the sum, without duplication, of:

(1)	Consolidated Equipment Interest Expense, plus

(2)	the product of (x) the amount of all dividend payments on any series of Preferred Stock of CNH Global or any Equipment Subsidiary (other than dividends paid in Qualified Capital Stock) paid, accrued and/or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state, foreign and local income tax rate of CNH Global, expressed as a decimal.
      “Consolidated Net Income” means, with respect to CNH Global, for any period, the aggregate net income (or loss) of CNH Global and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

(1)	net gains and losses from asset sales (other than the sale of Qualified Receivables Assets in the ordinary course of business in connection with a Qualified Receivables Transaction) or abandonments or reserves relating thereto;

(2)	extraordinary gains (but not extraordinary losses) (determined on an after-tax basis);

(3)	the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with CNH Global or any of its Restricted Subsidiaries;

(4)	the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5)	the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to CNH Global or to a Restricted Subsidiary by such Person;

(6)	any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following August 1, 2003;

(7)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(8)	in the case of a successor to CNH Global by consolidation or merger or as a transferee of CNH Global’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.
      “Consolidated Net Tangible Assets” of any Person means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, as shown on the balance sheet of such Person for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP. Consolidated Net Tangible Assets shall be determined as of the time of the occurrence of the event(s) giving rise to the requirement to determine Consolidated Net Tangible Assets and after giving effect to such event(s).
      “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.
      “Credit Facilities” means one or more debt facilities or other financing arrangements (including commercial paper facilities, revolving credit loans, term loans, receivables financing, letters of credit or any debt securities or other form of debt, convertible debt or exchangeable debt financing) as such facilities or arrangements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement(s) extending the maturity of or Refinancing (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under the caption “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”) or adding CNH Global or Subsidiaries of CNH Global as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or creditor or group of creditors.
      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.
      “Disinterested” means, with respect to any transaction or series of related transactions, a member of the Board of Directors of CNH Global who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions, provided that a member of the Board of Directors of CNH Global shall not be deemed to have any material direct or indirect financial interest in or with respect to such transaction or series of transactions due solely to the fact that such member is also at such time an officer, employee or director of CNH, Fiat or any of their respective Affiliates.
      “Disposition” means, whether in one or a series of transactions, the sale, assignment, transfer, lease, conveyance or other disposition, directly or indirectly, of all or any portion of the business, assets, properties or securities of the Financial Services Business, whether by way of a merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, negotiated purchase, leveraged buyout, minority investment or partnership, collaborative venture or otherwise, or any other extraordinary corporate transaction involving the Financial Services Business.
      “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is mandatorily exchangeable for Indebtedness, or is redeemable or exchangeable for Indebtedness, at the sole option of the holder thereof on or prior to the one-year anniversary of the final maturity date of the Notes.
      “Equipment Business” means the manufacture, marketing and distribution of agricultural and construction equipment.

      “Equipment Subsidiary” means any Restricted Subsidiary of CNH Global that is engaged in the Equipment Business.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.
      “Excluded Sale and Leaseback Transaction” means any Sale and Leaseback Transaction involving one or more parts depots entered into in connection with the Parts Depot Rationalization Program.
      “Existing Credit Facility” means any debt facility or other term loan, revolving credit, receivables financing, commercial paper or letter of credit financing arrangement of CNH Global or any Equipment Subsidiary outstanding on the Issue Date but other than any debt security or Qualified Receivables Transaction outstanding on the Issue Date.
      “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined in good faith by one or more members of the senior management of CNH Global or the applicable Restricted Subsidiary.
      “Fiat” has the meaning set forth in the definition of Permitted Holders.
      “Fiat Promissory Notes” means the Indebtedness of the Equipment Subsidiaries represented by promissory notes, to the extent outstanding on the Issue Date, payable to Fiat and its affiliates.
      “Financial Services Business” means the offer and sale of financial services products, including without limitation (i) retail financing for the purchase or lease of equipment manufactured by CNH Global, Equipment Subsidiaries or any other manufacturer whose products are from time to time sold through CNH Global’s dealer network, (ii) other retail and wholesale financing programs reasonably related thereto and (iii) insurance and credit card products and services reasonably related thereto, together with the underwriting, marketing, servicing and other related support activities incidental to the offer and sale of such financial services products.
      “Financial Services Subsidiary” means any Restricted Subsidiary of CNH Global that is engaged in the Financial Services Business.
      “Financial Subsidiary Leverage Ratio” means, with respect to the Financial Services Subsidiaries of CNH Global, the ratio of:

(x)	the sum of the aggregate outstanding amount of Indebtedness and Preferred Stock of the Financial Services Subsidiaries of CNH Global as of the date of the transaction giving rise to the need to calculate the Financial Subsidiary Leverage Ratio (the “Financial Subsidiary Leverage Ratio Transaction Date”) on a consolidated basis determined in accordance with GAAP to

(y)	Consolidated Net Worth of the Financial Services Subsidiaries as of the Financial Subsidiary Leverage Ratio Transaction Date.
For purposes of this definition,

(1)	clauses (x) and (y) above will be calculated after giving effect on a pro forma basis to the incurrence or repayment of any Indebtedness of any Financial Services Subsidiary or the issuance or redemption or other repayment of Preferred Stock of any such Financial Services Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or issuance or redemption of Preferred Stock on the Financial Subsidiary Leverage Ratio Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the Financial Subsidiary Leverage Ratio Transaction Date; and

(2)	if any Financial Services Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if such Financial Services Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.
      “Foreign Subsidiary” means a Restricted Subsidiary that is formed or otherwise incorporated in a jurisdiction other than the United States or a State thereof or the District of Columbia.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accounts and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on August 1, 2003.
      “Guarantee” has the meaning set forth under “— Certain Covenants — Issuance of Subsidiary Guarantees.”
      “Guarantor” means (1) CNH Global, (2) each Restricted Subsidiary of CNH Global that executes a Guarantee on the Issue Date and (3) each other Restricted Subsidiary that in the future executes a Guarantee pursuant to the covenant described under “— Certain Covenants — Issuance of Subsidiary Guarantees” or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indentures.
      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	any interest rate protection agreements including, without limitation, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2)	any foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates;

(3)	any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect such Person against fluctuations in prices of commodities; and

(4)	indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (1), (2) and (3).
      “Holder” means any registered holder, from time to time, of any Notes.
      “Incur” has the meaning set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”
      “Indebtedness” means, with respect to any Person, without duplication:

(1)	all Obligations of such Person for borrowed money;

(2)	all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all Capitalized Lease Obligations of such Person;

(4)	all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5)	all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)	guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (1) through (5) above and clause (8) below;

(7)	all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

(8)	all Obligations under Hedging Obligations of such Person; and

(9)	all Disqualified Capital Stock of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued and unpaid dividends, if any.
For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indentures, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. Notwithstanding the foregoing, (i) Standard Securitization Undertakings and (ii) Guarantees made in the ordinary course of business in connection with cash management activities by CNH Global or any Restricted Subsidiary to any bank or other financial institution with respect to account overdrafts of any Fiat Affiliate in any account of such Affiliate maintained with such bank or other financial institution, provided that such Guarantee is limited to the amount of funds of CNH Global or such Restricted Subsidiary held at such bank or other financial institution, in each case shall not constitute Indebtedness.
      “Independent Financial Advisor” means a firm

(1)	which does not, and whose directors, officers and employees and Affiliates do not, have a direct or indirect material financial interest in CNH Global or any of its Subsidiaries; and

(2)	which, in the judgment of the Board of Directors of CNH Global, is otherwise independent and qualified to perform the task for which it is to be engaged.
      “Intesa BCI Indebtedness” means the Indebtedness outstanding on the Issue Date under the Buy and Sell-Back Agreement dated January 16, 2002 between CNH America LLC and Intesa BCI S.p.A.
      “Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person or the assumption by any Person of Indebtedness of any other Person. “Investment” shall exclude extensions of trade credit by CNH Global and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of CNH Global or such Restricted Subsidiaries, as the case may be. If CNH Global or any of its Restricted Subsidiaries sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary (the “Referent Subsidiary”) such that, after giving effect to any such sale or disposition, the Referent Subsidiary shall cease to be a Restricted Subsidiary, CNH Global shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of the Referent Subsidiary not sold or disposed of.
      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.
      “Investment Grade Status” shall be deemed to have been reached on the date that the Notes have an Investment Grade Rating from both Rating Agencies, provided that no Default or Event of Default has occurred and is continuing on such date.

      “Issue Date” means May 18, 2004 in the case of the 6% Notes, and August 1, 2003 in the case of the 9 1/4% Notes.
      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).
      “Make-Whole Premium” means:

(1)	with respect to the 6% Notes, as to each Note, an amount equal to the greater of (i) 1.0% of the principal amount at maturity of such Note and (ii) the excess of (x) the present value of the sum of the principal amount at maturity that would be payable on such Note on June 1, 2009 and all remaining interest payments to and including June 1, 2009 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from June 1, 2009 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the Accreted Value of such Note; and

(2)	with respect to the 9 1/4% Notes, as to each Note, an amount equal to the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (x) the present value of the sum of the principal amount and premium, if any, that would be payable on such Note on August 1, 2007 and all remaining interest payments to and including August 1, 2007 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from August 1, 2007 to the Make-Whole Redemption Date at a per-annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, over (y) the outstanding principal amount of such Note.
      “Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.
      “Moody’s” has the meaning set forth in the definition of Cash Equivalents.
      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest), received by CNH Global or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)	reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions and relocation expenses);

(2)	taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3)	repayments of Indebtedness secured by a Lien permitted by the Indentures on the property or assets subject to such Asset Sale that is required to be repaid in connection with such Asset Sale; and

(4)	appropriate amounts to be determined by CNH Global or any of its Restricted Subsidiaries, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by CNH Global or any of its Restricted Subsidiaries, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.
      “Net Indebtedness” means, as of any time of determination, (a) the aggregate principal amount of Indebtedness outstanding under clause (2) under the second paragraph of “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” less (b) the aggregate principal amount of Qualifying Intercompany Indebtedness then outstanding.

      “Obligations” means all obligations for principal, premium, interests, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Offering Memoranda” means, collectively, the offering memorandum dated May 18, 2004 relating to the offering of the Old 6% Notes and the offering memorandum dated July 29, 2003 relating to the offering of the Old 9 1/4% Notes.
      “Pari Passu Debt” means any Indebtedness of Case New Holland or any Guarantor that ranks pari passu in right of payment with the Notes or such Guarantee, as applicable.
      “Parts Depot Rationalization Program” means any sale, lease, assignment or other transfer of one or more parts depots maintained by CNH Global and its Restricted Subsidiaries on the Issue Date pursuant to a program established by CNH Global for the rationalization of such existing parts depots as described in the Offering Memoranda.
      “Permitted Asset Swap” means any transfer of properties or assets (including without limitation, any transfer of Capital Stock of any Subsidiary) by CNH Global or any of its Restricted Subsidiaries in which (a) at least 90% of the consideration received by the transferor consists of (i) properties or assets (other than cash) that constitute Replacement Assets, (ii) Capital Stock of any Person that is engaged in a business that is the same, similar or reasonably related to the businesses in which CNH Global and its Restricted Subsidiaries are then engaged in and that will become a Restricted Subsidiary upon consummation of such Permitted Asset Swap or (iii) any combination of clauses (i) and (ii) above, and (b) CNH Global or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Permitted Asset Swap at least equal to the Fair Market Value of the properties or assets transferred.
      “Permitted Financial Services Disposition” means the transfer of any Capital Stock or all or any portion of the assets of one or more Financial Services Subsidiaries or Unrestricted Financial Services Subsidiaries to any Person that is not a Subsidiary of CNH Global if:

(1)	no Default or Event of Default shall have occurred and be continuing at the time of and immediately following the consummation of such transaction;

(2)	the transferor of such Capital Stock or assets receives consideration at the time of such transfer at least equal to the Fair Market Value of the Capital Stock or the assets, net of any liabilities assumed by the transferee, so transferred or, in the case of a transfer of Capital Stock of an Unrestricted Financial Services Subsidiary in the form of a dividend or other similar distribution, such dividend or other similar distribution is made in compliance with the “Limitation on Restricted Payments” covenant;

(3)	in the case of transfer of any Capital Stock, as a result of and immediately after giving effect to such transfer such Financial Services Subsidiary or Unrestricted Financial Services Subsidiary, as the case may be, shall cease to be a Subsidiary of CNH Global; and

(4)	immediately prior to or concurrently with the consummation of such transfer, each Financial Services Subsidiary that is so transferring assets or the Capital Stock of which is being transferred shall have (A) repaid to CNH Global and its Restricted Subsidiaries (and terminated all related commitments) (x) in the case of a transfer of Capital Stock, all Indebtedness owed by such Subsidiary to such entities and (y) in the case of a transfer of assets, an amount of Indebtedness owed to such entities that is proportional to the assets so transferred, and (B)(x) in the case of a transfer of Capital Stock, returned in cash or Cash Equivalents an amount equal to all Investments made subsequent to the Issue Date in such Financial Services Subsidiary by CNH Global and its Restricted Subsidiaries and (y) in the case of a transfer of assets, returned in cash or Cash Equivalents an amount equal to an amount of Investments made subsequent to the Issue Date in such Financial Services Subsidiary by CNH Global and its Restricted Subsidiaries that is proportional to the assets so transferred, net of any liabilities assumed by the transferee.

      “Permitted Financing Support Services” shall mean, in the event of any Permitted Financial Services Disposition to an Affiliate of CNH Global other than a Restricted Subsidiary, any payments or subsidies made from time to time in the ordinary course of business by CNH Global and its Equipment Subsidiaries to the successor or transferee of any portion of the Financial Services Business in order to promote the sale of equipment manufactured by CNH Global and its Equipment Subsidiaries, including, without limitation, retail subsidies in connection with retail financing provided to end-users of such equipment and interest compensation in connection with wholesale financing provided to equipment dealers.
      “Permitted Holders” means Fiat S.p.A., a corporation organized under the laws of Italy (“Fiat”), any Subsidiary of Fiat or any other Person, directly or indirectly controlled by any of the foregoing.
      “Permitted Investments” means:

(1)	Investments by CNH Global or any of its Restricted Subsidiaries in CNH Global, any existing Restricted Subsidiary or any Person that will become immediately after such Investment a Restricted Subsidiary;

(2)	(a) Investments made by CNH Global and its Restricted Subsidiaries in cash and Cash Equivalents and (b) guarantees made in the ordinary course of business in connection with cash management activities by CNH Global or any Restricted Subsidiary to any bank or other financial institution with respect to account overdrafts of any Fiat Affiliate in any account maintained by such Affiliate with such bank or other financial institution, provided that such Guarantee is limited to the amount of funds of CNH Global or such Restricted Subsidiary held at such bank or other financial institution;

(3)	loans and advances to employees and officers of CNH Global and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of an aggregate of $2.5 million at any one time outstanding;

(4)	Hedging Obligations entered into in the ordinary course of CNH Global’s or its Restricted Subsidiary’s businesses and otherwise in compliance with the Indentures;

(5)	Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(6)	Investments made by CNH Global or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale (including, without limitation, in connection with any Permitted Asset Swap) made in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(7)	any Investment by CNH Global or any Restricted Subsidiary of CNH Global in an Accounts Receivable Subsidiary or any other Person or any Investment by an Accounts Receivable Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction, so long as any Investment in an Accounts Receivable Subsidiary is in the form of an ARS Promissory Note or Capital Stock;

(8)	Investments existing on the Issue Date, and any extension, modification or renewal of any Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(9)	following the consummation of any Permitted Financial Services Disposition, (i) the continuing Investment in such Person by CNH Global and/or one or more of its Restricted Subsidiaries represented by the shares of Capital Stock of such Person not so disposed of and (ii) Investments made by CNH Global or its Restricted Subsidiary as a result of consideration received in connection with such Permitted Financial Services Disposition; and

(10)	additional Investments not to exceed 2.5% of Consolidated Net Tangible Assets of CNH Global and the Equipment Subsidiaries.
      “Permitted Liens” means the following types of Liens:

(1)	Liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and, in each case, as to which CNH Global or any of its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2)	statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5)	easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not impairing in any material respect the ordinary conduct of the business of CNH Global or any of its Restricted Subsidiaries;

(6)	any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

(7)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(8)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(9)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of CNH Global or any of its Restricted Subsidiaries, including rights of offset and set-off;

(10)	Liens securing Hedging Obligations to the extent such Hedging Obligations are otherwise permitted to be incurred under the Indentures;

(11)	Liens securing Purchase Money Indebtedness permitted pursuant to clause (11) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (to the extent such covenant continues to be applicable to the Notes); provided, however, that in the case of Purchase Money Indebtedness (a) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of CNH Global or any of its Restricted Subsidiaries other than the property and assets so acquired or constructed and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(12)	Liens securing Acquired Indebtedness (and any Indebtedness which Refinances such Acquired Indebtedness) incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (to the extent such covenant continues to be applicable to the Notes); provided that

(A)	such Liens secured the Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by CNH Global or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by CNH Global or a Restricted Subsidiary; and

(B)	such Liens do not extend to or cover any property or assets of CNH Global or of any of the Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of CNH Global or a Restricted Subsidiary;

(13)	Liens on Qualified Receivables Assets incurred in connection with a Qualified Receivables Transaction;

(14)	Liens on accounts receivable incurred in connection with the factoring of accounts receivable in accordance with customary arrangements; provided that such Lien shall not extend to any property or assets other than the accounts receivable that are the subject of such factoring arrangement;

(15)	Liens in favor of the counterparty thereto encumbering one or more parts depots sold pursuant to an Excluded Sale and Leaseback Transaction;

(16)	Liens securing the Notes and the Guarantees;

(17)	Liens in favor of Case New Holland or a Guarantor;

(18)	Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness secured by a Lien permitted under the Indentures; provided, however, that such Liens do not extend to or cover any property or assets of CNH Global or any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

(19)	additional Liens not to exceed $100.0 million at any one time outstanding.
      “Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.
      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.
      “Purchase Money Indebtedness” means Indebtedness of CNH Global or any of its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property or equipment.
      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.
      “Qualified Receivables Assets” means any accounts receivable (whether now existing or arising in the future) of CNH Global or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction.

      “Qualified Receivables Transaction” means any transaction or series of transactions entered into by CNH Global or any of its Restricted Subsidiaries pursuant to which CNH Global or such Restricted Subsidiary sells, conveys or otherwise transfers to (a) an Accounts Receivable Subsidiary or (b) any other Person, or grants a security interest in, Qualified Receivables Assets; provided such transaction or series of transactions is on market terms at the time CNH Global or such Restricted Subsidiary enters into such transaction or series of transactions.
      “Qualifying Intercompany Indebtedness” means Indebtedness of a Financial Services Subsidiary that (i) is unsubordinated to any other indebtedness of such Financial Services Subsidiary, (ii) is owed to Case New Holland or a Guarantor and is funded from the proceeds of borrowings by Case New Holland or a Guarantor under clause (2) of the second paragraph of “Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (the “Funding Source Indebtedness”), (iii) if funded by Funding Source Indebtedness having an identical maturity, bears interest at a rate not less than the rate borne by the Funding Source Indebtedness, (iv) has a maturity no later than such Funding Source Indebtedness, (v) provides the holder of such Qualifying Intercompany Indebtedness with the right to accelerate the maturity of such Indebtedness upon the acceleration of the maturity of the Funding Source Indebtedness, and (vi) requires the issuer thereof to make prepayments to the extent the borrower of the Funding Source Indebtedness must prepay such Funding Source Indebtedness.
      “Rating Agencies” means Moody’s and S&P.
      “Refinance” means in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Refinancing Indebtedness” means any Refinancing by CNH Global or any Restricted Subsidiary of Indebtedness incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (other than pursuant to clause (2),(5),(6),(7),(8),(9),(10),(11),(13),(14) or (15) of the second paragraph of such covenant), in each case that does not:

(1)	result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of such proposed Refinancing (except to the extent of the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and the amount of reasonable expenses incurred by Case New Holland in connection with such Refinancing); or

(2)	create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) (I) if such Indebtedness being Refinanced is Indebtedness of Case New Holland or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of Case New Holland or such Guarantor, (II) Indebtedness of CNH Global or one or more Equipment Subsidiaries may not be Refinanced with Indebtedness of Financial Services Subsidiaries except to the extent that the proceeds from such Indebtedness were loaned to one or more Financial Services Subsidiaries (which loan is evidenced by an intercompany note of such Financial Services Subsidiary issued to CNH Global or such Equipment Subsidiary, as the case may be), in which case, any Financial Services Subsidiary may then incur Refinancing Indebtedness to Refinance such Indebtedness provided that CNH Global or the applicable Equipment Subsidiary applies the proceeds of such Refinancing Indebtedness to repay the Indebtedness to be Refinanced within two Business Days of the incurrence thereof by such Financial Services Subsidiary, (III) Indebtedness including, but not limited to, Qualifying Intercompany Indebtedness, of any Financial Services Subsidiary may be Refinanced with Refinancing Indebtedness incurred by any Financial Services Subsidiary, but may not be Refinanced with Indebtedness of CNH Global or any Equipment Subsidiary (it being understood that the incurrence of any Qualifying Intercompany Indebtedness funded by Indebtedness Incurred by CNH Global or any Equipment Subsidiary may constitute Refinancing Indebtedness pursuant to this clause (III))

and (IV) Indebtedness of any Equipment Subsidiary that is not a Guarantor may be refinanced with Indebtedness of CNH Global or any other Equipment Subsidiary, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

      “Registration Rights Agreement” means, collectively: (i) the registration rights agreement dated as of May 18, 2004 by and among Case New Holland, the Guarantors and Deutsche Bank Securities Inc. relating to the 6% Notes; (ii) with respect to the 9 1/4% Notes, the registration rights agreement dated as of August 1, 2003 by and among Case New Holland, the Guarantors and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC, ABN AMRO Incorporated, Banc of America Securities LLC, BNP Paribas Securities Corp., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and SG Cowen Securities Corporation relating to the 9 1/4% Notes; and (iii) with respect to any issuance of Additional Notes, the registration rights agreement relating to such Additional Notes.
      “Replacement Assets” means assets (including, without limitation, raw materials, parts and other items of inventory in the ordinary course of business) and property (including, without limitation, the Capital Stock of a Person which becomes a Restricted Subsidiary as a result of such Investment) that will be used in the business of CNH Global and/or its Restricted Subsidiaries as existing on the Issue Date or in a business the same, similar or reasonably related thereto.
      “Restricted Payment” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”
      “Restricted Subsidiary” means any Subsidiary of CNH Global that has not been designated by the Board of Directors of CNH Global, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries.”
      “S&P” has the meaning set forth in the definition of Cash Equivalents.
      “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to CNH Global or a Restricted Subsidiary of any property, whether owned by CNH Global or any Restricted Subsidiary on the Issue Date or later acquired, which has been or is to be sold or transferred by CNH Global or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced on the security of such property.
      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.
      “Significant Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Securities Act, as such Regulation is in effect on the Issue Date.
      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by CNH Global or any Restricted Subsidiary of CNH Global which are reasonably customary in accounts receivable securitization transactions from time to time.
      “Subordinated Indebtedness” means any Indebtedness of CNH Global or any Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor pursuant to a written agreement.
      “Subsidiary,” with respect to any Person, means

(1)	any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or

(2)	any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.
      “Unrestricted Financial Services Subsidiary” of any Person means an Unrestricted Subsidiary that immediately prior to its designation constituted a Financial Services Subsidiary.
      “Unrestricted Subsidiary” of any Person means

(1)	any Subsidiary of such Person that at the time of determination shall be or continue to be designated as such pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Designations of Unrestricted Subsidiaries”; and

(2)	any Subsidiary of an Unrestricted Subsidiary.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (A) the then outstanding aggregate principal amount of such Indebtedness into (B) the sum of the total of the products obtained by multiplying (I) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (II) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.
      “Wholly Owned Restricted Subsidiary” of CNH Global means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by CNH Global or any other Wholly Owned Restricted Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM
The Global Notes
      New notes offered pursuant to the exchange offer will be issued in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited on the issue date with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below.
      All interests in the Global Notes may be subject to the procedures and requirements of DTC.
Certain Book-Entry Procedures for the Global Notes
      The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers (including the initial purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.
      We expect that pursuant to procedures established by DTC (1) upon deposit of each Global Note, DTC will credit the accounts of Participants designated by the initial purchaser with an interest in the Global Note and (2) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).
      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.
      So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Note for all purposes under the indentures. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indentures or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.
      Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such notes under the indentures. Under the terms of the indentures, we and the trustee may treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.
      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.
Certificated Notes
      If:

•	we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the registrar has received a request from DTC to issue Certificated Notes, then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the Global Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.
      Neither we nor the trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the new notes by beneficial owners (for purposes of this discussion, “Holders”) that will receive new notes pursuant to the exchange offer and that will hold the new notes as capital assets. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”), the Treasury regulations promulgated thereunder, administrative pronouncements and judicial interpretations, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This summary is intended for general information only, and does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to the particular circumstances of Holders, or to Holders that may be subject to special U.S. federal income tax rules (such as dealers in securities or foreign currencies, insurance companies, real estate investment trusts, regulated investment companies, financial institutions, partnerships and other pass-through entities, expatriates, tax-exempt organizations, United States Holders (as defined below) whose functional currency is not the U.S. dollar, persons who own 10% or more of our common shares, persons who hold new notes as part of a hedge, straddle, conversion or constructive sale transaction or other risk reduction transaction and persons who may be or become subject to the alternative minimum tax). Furthermore, this summary does not address any state, local or foreign tax implications, or any aspect of U.S. federal tax law other than income taxation.
      PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW NOTES BASED UPON THEIR PARTICULAR SITUATIONS INCLUDING ANY CONSEQUENCES ARISING UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.
      For purposes of this discussion, a “United States Holder” means a Holder that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) whose administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) in existence on August 20, 1996 with respect to which an election has been properly made to continue to treat the trust as a United States person under the Code. Correspondingly, a “Foreign Holder” is a Holder that is neither a United States Holder nor a partnership. The U.S. federal income tax consequences of a partner in a partnership holding new notes generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding new notes should consult their own tax advisors.
Treatment of Exchanges under Exchange Offer
      The exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes. A Holder will not realize any taxable gain or loss as a result of exchanging old notes for new notes, and the Holder will have the same tax basis and holding period in the new notes as the Holder had in the old notes immediately before the exchange.
United States Holders

Payments of Stated Interest
      Generally, stated interest payable on a new note will be taxable to a United States Holder as ordinary interest income at the time the interest is accrued or received in accordance with the United States Holder’s regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount
      The 6% notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes. The 9 1/4% notes were not issued with OID.
      OID is the excess of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note (whether designated as interest or principal) other than payments of “qualified stated interest”, which is, in general, interest that is unconditionally payable in cash or property at least annually at a single fixed rate. The stated redemption price at maturity of a new note will be the same as that of the old note. The issue price of a new note is the issue price of the old note exchanged for such new note, which is the first price at which a substantial amount of old notes in the issuance that included such old note was sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).
      The OID accrual schedule for a new note will be the same as that of the old note. A United States Holder of notes issued with OID generally is required to include the OID in income as it accrues in accordance with the constant yield method described below, irrespective of the receipt of the related cash payments, and regardless of its regular method of accounting for U.S. federal income tax purposes. A United States Holder’s tax basis in an old note has been, and in a new note will be, increased by each accrual of OID and decreased by each payment on such note other than a payment of qualified stated interest.
      The amount of OID includible in the income of a United States Holder for any taxable year is determined under the constant yield method, in four steps.
      First, the “yield to maturity” of a note is computed. The yield to maturity is the discount rate that, when used in computing the present value of all interest and principal payments to be made under the note (including payments of qualified stated interest), produces an amount equal to the issue price of the note. The yield to maturity is constant over the term of the note and, when expressed as a percentage, must be calculated to at least two decimal places.
      Second, the term of the note is divided into “accrual periods”. Accrual periods may be of any length and may vary in length over the term of the note, provided that each accrual period is not longer than one year and that each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.
      Third, the total amount of OID on the note is allocated among accrual periods. In general, the OID allocable to an accrual period equals the product of the “adjusted issue price” of the note at the beginning of the accrual period and the yield to maturity of the note, less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of a note at the beginning of the first accrual period is its issue price. Thereafter, the adjusted issue price of the note is its issue price, increased by the amount of OID previously includible in the gross income of any United States Holder and decreased by the amount of any payment previously made on the note other than a payment of qualified stated interest. For purposes of computing the adjusted issue price of a note, the amount of OID previously includible in the gross income of any United States Holder is determined without regard to “amortizable bond premium” and “acquisition premium”, as those terms are defined below.
      Fourth, the “daily portions” of OID are determined by allocating to each day in an accrual period its ratable portion of the OID allocable to the accrual period.
      A United States Holder includes in income in any taxable year the daily portions of OID for each day during the taxable year that the United States Holder held the notes. In general, under the constant yield method described above, United States Holders are required to include in income increasingly greater amounts of OID in successive accrual periods.
      In the case of a note that is redeemable at our option, the maturity and the yield to maturity of the note are determined by assuming that we will exercise our option in a manner that minimizes the yield available to the United States Holder.

Amortizable Bond Premium
      If a United States Holder acquired an old note or acquires a new note for an amount in excess of its principal amount, such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” in an amount equal to such excess. Generally, a United States Holder may elect to amortize such premium as an offset to interest income (using a constant yield method of accrual), in which case the OID includible in gross income will be zero and the amount required to be included in the United States Holder’s income each year with respect to interest on the note will be reduced by the amount of amortizable bond premium allocable to that year for U.S. federal income tax purposes. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the United States Holder’s yield. A United States Holder that elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as set forth above. Any such election would apply to all debt obligations (other than debt obligations the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and is irrevocable without the consent of the Internal Revenue Service (“IRS”). United States Holders should consult their own tax advisors regarding the availability, and consequences, of an election to amortize bond premium for U.S. federal income tax purposes.

Acquisition Premium
      If a United States Holder acquired an old note or acquires a new note for an amount that is greater than its adjusted issue price but less than the stated redemption price at maturity of the note, the United States Holder will be considered to have acquired such note at an “acquisition premium” equal to the amount of the difference between the United States Holder’s purchase price and the “adjusted issue price” of the note. The adjusted issue price of a note is the sum of the issue price, increased by the amount of OID previously includable in the gross income of all holders of such note for periods prior to the acquisition date and reduced by the amount of any payment previously made on the note other than a payment of stated interest. In general, the amount of OID that such United States Holder must include in gross income with respect to a note for any taxable year will be reduced by an amount equal to the product of OID otherwise required to be included in gross income and a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the amount of the OID remaining from the date that the note was purchased to its maturity date. As an alternative to reducing the amount of OID otherwise includible in income by multiplying such OID by this fraction, the United States Holder may elect to compute OID accruals by treating the acquisition as an acquisition at original issuance and applying the constant yield method described above under “— Original Issue Discount”. This election is made on a note-by-note basis and is irrevocable.

Market Discount
      If a United States Holder acquired an old note or acquires a new note for an amount that is less than its stated redemption price at maturity or, in the case of a note issued with OID, its adjusted issue price as of the purchase date, the amount of such difference will be treated as market discount, unless such difference is less than a specified de minimis amount. Unless a United States Holder elects to accrue market discount as described below, a United States Holder will be required to treat any principal payment on (or, in the case of a note with OID, any payment that is not qualified stated interest), or any gain recognized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in gross income. If a United States Holder disposes of such a note in certain otherwise nontaxable transactions, the United States Holder must recognize ordinary income equal to the amount of accrued market discount on the note as if the United States Holder had disposed of the note in a taxable transaction at the note’s fair market value.
      In general, the amount of market discount that has accrued is determined on a ratable basis. A United States Holder may, however, elect to determine the amount of accrued market discount on a constant-yield-to-maturity basis. This election is made on a note-by-note basis and is irrevocable.

      With respect to notes with market discount, the ability of a United States Holder to deduct immediately the interest expense on any indebtedness incurred or continued to acquire or carry such notes may be limited. A United States Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence does not apply. Such an election applies to all debt instruments acquired by the United States Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A United States Holder’s tax basis in a note is increased by the amount of market discount included in the United States Holders’ income under the election.

Dispositions of New Notes
      In general, upon the sale, exchange, retirement or other disposition of a new note, a United States Holder will recognize capital gain or loss (subject to the market discount rules described above under “— Market Discount”) equal to the difference between the amount realized on such sale, exchange, retirement or other disposition (not including any amount attributable to accrued but unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes and therefore will be taxable as described above under “— Interest”) and such United States Holder’s adjusted tax basis in the new note. A United States Holder’s adjusted tax basis in a new note generally will equal the cost of the old note to such United States Holder, increased by any OID and market discount previously included in the United States Holder’s gross income in respect of the old note or the new note and reduced by (i) any principal payments received by such United States Holder and (ii) the amount of any amortizable bond premium applied to reduce interest inclusions with respect to the old note or the new note. Any amount attributable to accrued market discount that has not previously been included in income will be taxed in the manner described above under “— Market Discount”.
      Gain or loss on the sale, exchange, retirement or other disposition of a new note generally will constitute long-term capital gain or loss if the holding period of the new note (which includes the holding period of the old note) is more than one year at the time of the sale, exchange, retirement or other disposition. Under current U.S. federal income tax law, net long-term capital gains of noncorporate United States Holders (including individuals) are eligible for taxation at lower rates than ordinary income. The deductibility of capital losses is subject to limitations under the Code.
Foreign Holders

Payments of Interest
      Payments of interest (including OID) on a new note by us or any paying agent to a Foreign Holder will not be subject to the withholding of U.S. federal income tax, provided that:

•	the Foreign Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our shares entitled to vote;

•	the Foreign Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership;

•	the Foreign Holder is not a bank whose receipt of interest on the new note is described in Code Section 881(c)(3)(A); and

•	the certification requirements under Code Section 871(h) or 881(c) and the Treasury regulations thereunder, as described generally below, are met.
      For purposes of Code Sections 871(h) and 881(c) and the Treasury regulations thereunder, in order to obtain the exemption from the withholding of U.S. federal income tax described above, either (1) the Foreign Holder must provide its name and address, and certify, under penalties of perjury, to us or our paying agent, as the case may be, that such Holder is not a United States person or (2) the Foreign Holder must hold its new notes through certain intermediaries and both the Foreign Holder and the relevant intermediary must satisfy the certification requirements of applicable Treasury regulations. A certificate described in this paragraph is generally effective only with respect to payments of interest made to the certifying Foreign Holder after issuance of the certificate in the calendar year of its issuance and the three immediately succeeding calendar years. Under Treasury regulations, the foregoing certification generally may be provided by a Foreign Holder on IRS Form W-8BEN (or other applicable W-8 form). Special rules apply to foreign partnerships. In general, a foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.
      Payments of interest (including OID) on a new note that do not satisfy all of the foregoing requirements generally will be subject to the withholding of U.S. federal income tax unless the Foreign Holder provides to us or our paying agent a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty.
      If the interest income in respect of a new note is effectively connected with the conduct by the Foreign Holder of a U.S. trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Foreign Holder), then such interest income generally will be exempt from the withholding described above, and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated tax rates applicable to United States Holders. In such a case, a Foreign Holder must provide a properly executed IRS Form W-8ECI to us or our paying agent in order to avoid the withholding of U.S. federal income tax in respect of effectively connected interest income. In certain circumstances, a Foreign Holder that is a corporation also may be subject to an additional “branch profits tax” (currently at a 30% rate or, if applicable, a lower treaty rate).

Dispositions of New Notes
      In general, a Foreign Holder of a new note will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange, retirement or other disposition of a new note unless:

•	such Foreign Holder is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year of any such disposition and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the Foreign Holder (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Foreign Holder).
      In certain circumstances, a Foreign Holder that is a corporation also may be subject to an additional “branch profits tax” (currently at a 30% rate or, if applicable, a lower treaty rate).
Backup Withholding and Information Reporting

U.S. Holders
      Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements apply to certain payments of principal, interest and OID made to, and to the proceeds of sale before maturity by, certain noncorporate United States Holders of new notes. Backup withholding will apply to a United States Holder if:

•	such United States Holder fails to furnish its Taxpayer Identification Number (“TIN”) (which, for an individual, is his or her Social Security Number) to the payor in the manner required;

•	such United States Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such United States Holder has failed to properly report payments of interest or dividends; or

•	under certain circumstances, such United States Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.
      Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Code Section 7701(a)), tax-exempt organizations or qualified pension and profit-sharing trusts.
      Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a United States Holder’s U.S. federal income tax liability and may entitle such United States Holder to a refund, provided that certain required information is furnished to the IRS.
      United States Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Foreign Holders
      Backup withholding will not apply to payments of principal or interest made by us or our paying agent on a new note if such Foreign Holder has provided the required certification under penalties of perjury that it is not a United States person or has otherwise established an exemption (absent our actual knowledge or reason to know that the Foreign Holder is actually a United States Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Foreign Holder’s U.S. federal income tax liability and may entitle such Foreign Holder to a refund, provided that certain required information is furnished to the IRS.
      We must report annually to the IRS on IRS Form 1042-S the amount of interest paid on a new note and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Foreign Holder resides under the provisions of an applicable income tax treaty. Information reporting may also apply to payments made outside the United States, and payments on the sale, exchange, retirement or other disposition of a new note effected outside the United States, if payment is made by a payor that is, for U.S. federal income tax purposes,

•	a United States person;

•	a controlled foreign corporation;

•	a U.S. branch of a foreign bank or foreign insurance company;

•	a foreign partnership controlled by United States persons or engaged in a U.S. trade or business; or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period;
unless such payor has in its records documentary evidence that the beneficial owner is not a United States Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.
      Foreign Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

PLAN OF DISTRIBUTION
      Based on interpretations by the SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley no-action letters and similar no-action letters, we believe that you may transfer new notes issued in the exchange offer in exchange for the old notes if:

•	you acquire the new notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the old notes or the new notes;

•	you are not an “affiliate” of us (as defined under the Securities Act) or if you are an affiliate of us, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	you are not a broker-dealer, and you are not engaged in, and do not intend to engage in, the distribution of the new notes.
      If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes, you may not rely on the position of the SEC staff enunciated in the Exxon Capital and Morgan Stanley letters and similar letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Certain legal matters with respect to the validity of the notes offered hereby and the guarantees thereof will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois; Allens Arthur Robinson, Sydney, Australia; Altius Law Firm, Brussels, Belgium; Charles De Alwis Solicitors, London, United Kingdom; NautaDutilh N.V., Rotterdam, Netherlands; Osler, Hoskin & Harcourt LLP, Toronto, Canada; Payne Hicks Beach, London, United Kingdom; and Shearman & Sterling LLP, Frankfurt, Germany.
EXPERTS
      The financial statements incorporated in this registration statement by reference from CNH Global’s Annual Report on Form 20-F for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in CNH Global’s accounting policy for determining which items are treated as cash equivalents) which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.